                                    FORM T-1

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

      STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(B)(2)  [X]

               STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA,
                              NATIONAL ASSOCIATION
-------------------------------------------------------------------------------
              (Exact name of trustee as specified in its charter)

UNITED STATES                                                        06-1143380
-------------------------------------------------------------------------------
(Jurisdiction of Incorporation)               (IRS Employer Identification No.)

725 SOUTH FIGUEROA STREET, SUITE 3100, LOS ANGELES, CALIFORNIA            90017
-------------------------------------------------------------------------------
(Address of principal executive offices)                             (Zip code)

            STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.
     725 SOUTH FIGUEROA STREET, SUITE 3100, LOS ANGELES, CALIFORNIA, 90017
                                  213-362-7369
-------------------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

                            OASIS RESIDENTIAL, INC.
-------------------------------------------------------------------------------
              (Exact Name of Obligor as specified in its charter)

NEVADA                                                               88-0297457
-------------------------------------------------------------------------------
(Jurisdiction of Incorporation)               (IRS Employer Identification No.)

4041 EAST SUNSET ROAD, HENDERSON, NEVADA                                  89014
-------------------------------------------------------------------------------
(Address of principal executive offices)                             (Zip code)

                           $50,000,000 NOTES DUE 2001
                           $45,000,000 NOTES DUE 2003
                           $50,000,000 NOTES DUE 2006
-------------------------------------------------------------------------------
                      (Title of the indenture securities)

Item 1.          General Information.

(a) The trustee is subject to the supervision of the Comptroller of the Currency, Western District Office, 50 Fremont Street, Suite 3900, San Francisco, CA 94105-2292.

(b)      The trustee is authorized to exercise corporate trust powers.


Item 2.          Affiliations with the obligor.

The trustee is not affiliated with the obligor.

No responses are included for Items 3-15 of this form T-1 because the obligor is not in default on securities issued under indentures under which State Street Bank and Trust Company of California, National Association is trustee.

Item 16.         List of Exhibits

1. Articles of Association of State Street Bank and Trust Company of California, National Association

2. Certificate of Corporate Existence (with fiduciary powers) from the Comptroller of the Currency, Administrator of National Banks.

3. Authorization of the Trustee to exercise fiduciary powers (included in Exhibits 1 and 2; no separate instrument).

4. By-laws of State Street Bank and Trust Company of California, National Association

5. Consent of State Street Bank and Trust Company of California, National Association required by Section 321(b) of the Act.

6. Federal Financial Institutions Examination Council, Consolidated Reports of Condition and Income for A Bank With Domestic Offices Only and Total Assets of Less Than $100 Million - FFIEC 034, Report at the close of business September 30, 1996.

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, State Street Bank and Trust Company of California, National Association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the 15th day of November, 1996.

                                   STATE STREET BANK AND TRUST COMPANY OF
                                   CALIFORNIA, NATIONAL ASSOCIATION


                                   By: /s/ Scott C. Emmons
                                       ---------------------------------------
                                       Scott C. Emmons
                                       Trust Officer

                                                                EXHIBIT 1

                            ARTICLES OF ASSOCIATION

                                       OF

               STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA,

                              NATIONAL ASSOCIATION

For the purpose of organizing an Association to carry on the business of a limited purpose trust company under the laws of the United States, the undersigned do enter into the following Articles of Association:

FIRST. The title of this Association shall be State Street Bank and Trust Company of California, National Association.

SECOND. The Main Office of the Association shall be in the City of Culver City, County of Los Angeles, State of California. The general business of the Association shall be conducted at its main office and its branches.

THIRD. The Board of Directors of this Association shall consist of not less than five nor more than twenty-five shareholders, the exact number to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof. Each Director, during the full term of his directorship, shall own a minimum of $1,000 aggregate par value of stock of this Association or a minimum par, market value or equity interest of $1,000 of stock in the bank holding company controlling this Association. Any vacancy in the Board of Directors may be filled by action of the Board of Directors.

FOURTH. There shall be an annual meeting of the shareholders to elect Directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place as the Board of Directors may designate, on the day of each year specified therefore in the By-laws, but if no election is held on that day, it may be held an any subsequent day according to such lawful rules as may be prescribed by the Board of Directors.

FIFTH. The authorized amount of capital stock of this Association shall be 1,000,000 shares of common stock of the par value of one dollar ($1) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

No holder of shares of the capital stock of any class of this Association shall have any pre-emptive or preferential right of subscription to any shares of any class of stock of this Association, whether now or hereafter authorized, or to any obligations convertible into stock of this Association, issued, or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

This Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

SIXTH. The Board of Directors shall appoint one of its members President of this Association, who shall be Chairperson of the Board, unless the Board appoints another director to be the Chairperson. The Board of Directors shall have the power to appoint one or more Vice Presidents; and to appoint a Cashier and such other officers and employees as may be required to transact the business of this Association.

The Board of Directors shall have the power to define the duties of the officers and employees of this Association; to fix the salaries to be paid to the officers and employees; to dismiss officers and employees; to require bonds from officers and employees and to fix the penalty thereof; to regulate the manner in which any increase of the capital of this Association shall be made; to manage and administer the business and affairs of this Association; to make all By-laws that it may be lawful for the Board of Directors to make; and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

SEVENTH. The Board of Directors shall have the power to change the location of the main office to any other place within the limits of the City of Culver City, without the approval of the shareholders, and shall have the power to establish or change the location of any branch or branches of this Association to any other location, without the approval of the shareholders.

EIGHTH. The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

NINTH. The Board of Directors of this Association, or any shareholder owning, in the aggregate, not less than ten percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at his address as shown upon the books of this Association.

TENTH. This Association shall indemnify each person who is or was a director, officer, employee or other agent of this Association, and each person who is or was serving at the request of this Association as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses, including but not limited to amount paid in satisfaction of judgments, in settlements or as fines and penalties, and counsel fees and disbursements, reasonably incurred by such person in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding, whether civil, criminal, administrative or investigative, before any court or administrative or legislative or investigative body, in which such person may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while in office or thereafter, by reason of his being or having been such a director, officer, employee, agent or trustee, or by reason of any action taken or not taken in any such capacity, except with respect to any matter as to which he shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of this Association. Expenses, including but not limited to counsel fees and disbursements, so incurred by any such person in defending any such action, suit or proceeding, may be paid from time to time by this Association in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person indemnified to repay the amount so paid if it shall ultimately be determined that indemnification of such expenses is not authorized hereunder.

As to any matter disposed of by settlement by any such person, pursuant to a consent decree or otherwise, no such indemnification either for the amount of such settlement or for any other expenses shall be provided unless such settlement shall be approved as in the best interests of this Association, after notice that it involves such indemnification, (a) by vote of a majority of the disinterested directors then in office (even though the disinterested directors be less than a quorum), or (b) by any disinterested person or persons to whom the question may be referred by vote of a majority of such disinterested directors, or (c) by vote of the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested person, or (d) by any disinterested person or persons to whom the question may be referred by vote of the holders of a majority of such stock. No such approval shall prevent the recovery from any such officer, director, employee, agent or trustee of any amounts paid to such person or on his or her behalf as indemnification in accordance with the preceding sentence if such person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of this Association.

The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any director, officer, employee, agent or trustee may be entitled or which may lawfully be granted to such person. As used herein, the terms "director," "officer," "employee," "agent" and "trustee" include their respective executors, administrators and other legal representatives, an "interested" person is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or had been pending or threatened, and a "disinterested" person is a person against whom no such action, suit or other proceeding is then or had been pending or threatened.

By action of the Board of Directors, notwithstanding any interest of the directors in such action, this Association may purchase and maintain insurance, in such amounts as the Board of Directors may from time to time deem appropriate, on behalf of any person who is or was a director, officer, employee or other agent of this Association, or is or was serving at the request of this Association as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against any liability incurred by such person in any such capacity, or arising out of his or her status as such, whether or not this Association would have the power to indemnify such person against such liability.

ELEVENTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

TWELFTH. This Association may be a partner in any business or enterprise which this Association would have power to conduct by itself.

IN WITNESS WHEREOF, we have hereunto set our hands this 25th day of July, 1985.


                                              Peter E. Madden
                                       -------------------------------
                                              Peter E. Madden


                                               David A. Spina
                                       -------------------------------
                                               David A. Spina


                                              Charles J. Kelly
                                       -------------------------------
                                              Charles J. Kelly


                                              Richard J. Poznysz
                                       -------------------------------
                                              Richard J. Poznysz


                                              Vincent V. Grippa
                                       -------------------------------
                                              Vincent V. Grippa

                             ARTICLES OF AMENDMENT

                                       OF

                            ARTICLES OF ASSOCIATION

                                       OF

    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, NATIONAL ASSOCIATION

         I, Evalyn Lipton Fishbein, Secretary of State Street Bank and Trust Company of California, National Association, a limited purpose trust company organized under the laws of the United States of America, do hereby certify that the following amendment of the Articles of Association of the Association was duly adopted on March 18, 1986 by the unanimous written consent of the shareholders:

RESOLVED:        That Article Second of the Articles of Association of State
                 Street Bank and Trust Company of California, National
                 Association, be amended to change the location of the Main
                 Office from the City of Culver City to the City of Los
                 Angeles, County of Los Angeles, State of California.

         IN WITNESS WHEREOF, I have hereunto set my hand and the seal of said Association this 18th day of April, 1986.

                                          EVALYN LIPTON FISHBEIN
                                  ---------------------------------------
                                                 Secretary

(SEAL)


Commonwealth of Massachusetts    )
County of Suffolk                )

       Before the undersigned, a Notary Public of Suffolk County, personally appeared Evalyn Lipton Fishbein, to me well known, who acknowledged that she executed the foregoing certificate for the purposes therein mentioned.

                                  Witness my hand and seal of office this
                                  18th day of April, 1986.


                                  JUNE F. PHILLIPS
                                  -------------------------------------------
                                  JUNE F. PHILLIPS, Notary Public
                                  My Commission Expires July 23, 1987


(Official Seal of Officer)

                             ARTICLES OF AMENDMENT

                                       OF

                            ARTICLES OF ASSOCIATION

                                       OF

    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, NATIONAL ASSOCIATION

         I, Evalyn Lipton Fishbein, Secretary of State Street Bank and Trust Company of California, National Association, a limited purpose trust company organized under the laws of the United States of America, do hereby certify that a meeting of the shareholders of the Association was duly called and held on the 8th day of May, 1987, and that at said meeting, at which a quorum was present and voting throughout, the following resolution upon motion duly made and seconded, was duly adopted:

RESOLVED:     That Article Tenth of the Articles of Association with
              respect to indemnification of directors, officers and others be amended and restated as follows:

TENTH. This Association shall to the fullest extent legally permissible indemnify each person who is or was a director, officer, employee or other agent of this Association and each person who is or was serving at the request of this Association as a director, trustee, officer, employee or other agent of another organization or of any partnership, joint venture, trust, employee benefit plan or other enterprise or organization against all liabilities, costs and expenses, including but not limited to amounts paid in satisfaction of judgments, in settlement or as fines and penalties, and counsel fees and disbursements, reasonably incurred by him in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding, whether civil, criminal, administrative or investigative, before any court or administrative or legislative or investigative body, in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while in office or thereafter, by reason of his being or having been such a director, officer, employees agent or trustee, or by reason of any action taken or not taken in any such capacity, except with respect to any matter as to which he shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation (any person serving another organization in one or more of the indicated capacities at the request of this Association who shall not have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of such other organization shall be deemed so to have acted in good faith with respect to the National Trust Company) or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan. Expenses, including but not limited to counsel fees and disbursements, so incurred by any such person in defending any such action, suit or proceeding, shall be paid from time to time by this Association in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person indemnified to repay the amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized hereunder.

         As to any matter disposed of by settlement by any such person, pursuant to a consent decree or otherwise, no such indemnification either for the amount of such settlement or for any other expenses shall be provided unless such settlement shall be approved as in the best interests of the National Trust Company, after notice that it involves such indemnification, (a) by vote of a majority of the disinterested directors then in office (even though the disinterested directors be less than a quorum), or (b) by any disinterested person or persons to whom the question may be referred by vote of a majority, of such disinterested directors, or (c) by vote of the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested person, or (d) by any disinterested person or persons to whom the question may be referred by vote of the holders of a majority of such stock. No such approval shall prevent the recovery from any such director, officer, employee, agent or trustee of any amounts paid to him or on his behalf as indemnification in accordance with the preceding sentence if such person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of this Association.

         The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any director, officer, employee, agent or trustee may be entitled or which may lawfully be granted to him. As used herein, the terms "director", "officer", "employee", "agent" and "trustee" include their respective executors, administrators and other legal representatives, an "interested" person is one against whom the action, suit or other proceeding in question or another action, suit or other proceeding on the same or similar grounds is then or had been pending or threatened, and a "disinterested" person is a person against whom no such action, suit or other proceeding is then or had been pending or threatened.

            By action of the board of directors, notwithstanding any interest of the directors in such action, this Association may purchase and maintain insurance, in such amounts as the board of directors may from time to time deem appropriate, on behalf of any person who is or was a director, officer, employee or other agent of this Association, or is or was serving at the request of this Association as a director, trustee, officer, employee or other agent of another organization or of any partnership, joint venture, trust, employee benefit plan or other enterprise or organization against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not this Association would have the power to indemnify him against such liability.

         IN WITNESS WHEREOF, I have hereunto set my hand and the seal of said Association this 15th day of May, 1987.

                                          EVALYN LIPTON FISHBEIN
                                  ---------------------------------------
                                                 Secretary

(SEAL)


Commonwealth of Massachusetts    )
County of Suffolk                )

       Before the undersigned, a Notary Public of Suffolk County, personally appeared Evalyn Lipton Fishbein, to me well known, who acknowledged that she executed the foregoing certificate for the purposes therein mentioned.

                                  Witness my hand and seal of office this
                                  15th day of May, 1987.


                                  JUNE F. PHILLIPS
                                  -------------------------------------------
                                  JUNE F. PHILLIPS, Notary Public
                                  My Commission Expires July 23, 1987


(Official Seal of Officer)

                                                                       EXHIBIT 2


[LOGO]


-------------------------------------------------------------------------------
COMPTROLLER OF THE CURRENCY
ADMINISTRATOR OF NATIONAL BANKS
-------------------------------------------------------------------------------
Western District Office
50 Fremont Street, Suite 3900
San Francisco, CA. 94105-2292





                       CERTIFICATE OF CORPORATE EXISTENCE
                            (WITH FIDUCIARY POWERS)

I, NANETTE G. GOULET, on behalf of the Office of the Comptroller of the Currency, hereby certify that:

1. The OFFICE OF THE COMPTROLLER OF THE CURRENCY, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all NATIONAL BANKING ASSOCIATIONS;

2. STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, NATIONAL ASSOCIATION, LOS ANGELES, CALIFORNIA, CHARTER NO. 18607, is a National Banking Association formed under the laws of the United States and authorized hereunder and continues to hold authority to transact the business of banking (and to act in all fiduciary capacities) permitted thereby on the date of this certificate.

                             IN TESTIMONY WHEREOF, I have hereunto
                             subscribed my name and caused
                             the seal of office of the Office of the
                             Comptroller of the Currency
                             to be affixed, in the City of San Francisco, California this 3RD DAY OF FEBRUARY,
                             1995.


                             Nanette G. Goulet
                             ----------------------------------------------
                             Nanette G. Goulet
                             Director for Bank Analysis

                                                                       EXHIBIT 4

                      STATE STREET BANK AND TRUST COMPANY
                      OF CALIFORNIA, NATIONAL ASSOCIATION
                                    BY-LAWS

                                   ARTICLE I

                            Meetings of Shareholders

         Section 1.1 Annual Meeting. The regular annual meeting of the shareholders to elect directors and transact whatever other business may properly come before the meeting, shall be held at the Main Office of the National Trust Company, 5800 Hannum Avenue, in the City of Culver City, State of California or such other places as the Board of Directors may designate, at 10 o'clock, on the first Wednesday of April of each year. Notice of such meeting shall be mailed, postage prepaid, at least ten days prior to the date thereof, addressed to each shareholder at his address appearing on the books of the National Trust Company. If, from any cause, an election of directors is not made on the said day, the Board of Directors shall order the election to be held on some subsequent day, as soon thereafter as practicable, according to the provisions of law; and notice thereof shall be given in the manner herein provided for the annual meeting.

         Section 1.2. Special Meetings. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any shareholder owning, in the aggregate, not less than 10 percent of the stock of the National Trust Company. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than ten days prior to the date fixed for such meeting, to each shareholder at his address appearing on the books of the National Trust Company a notice stating the purpose of the meeting.

         Section 1.3. Nominations for Director. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the National Trust Company entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the National Trust Company, shall be made in writing and shall be delivered or mailed to the President of the National Trust Company and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the National Trust Company and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder:

         (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the National Trust Company that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the National Trust Company owned by the notifying shareholder. Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the Chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

         Section 1.4. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this National Trust Company shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

         Section 1.5. Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law; but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association.

                                   ARTICLE II

                                   Directors

         Section 2.1 Board of Directors. The Board of Directors shall have power to manage and administer the business and affairs of the National Trust Company. Except as expressly limited by law, all corporate powers of the National Trust Company shall be vested in and may be exercised by the Board of Directors.

         Section 2.2 Number. the Board of Directors shall consist of not less than five nor more than twenty-five shareholders, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of the shareholders at any meeting thereof; provided, however, that a majority of the full Board of Directors may not increase the number of directors to a number which (i) exceeds by more than two the number of directors last elected by shareholders where such number was fifteen or less; and (ii) to a number which exceeds by more than four the number of directors last elected by shareholders where such number was sixteen or more, but in no event shall the number of directors exceed twenty-five.

         Section 2.3. Organization Meeting. The Cashier, upon receiving the results of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the Main office of the National Trust Company for the purpose of organizing the new Board and electing and appointing officers of the National Trust Company for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within thirty days thereof. If at the time fixed for such meeting, there shall not be a quorum present, the Directors present may adjourn the meeting, from time to time, until a quorum is obtained.

         Section 2.4. Regular Meetings. Regular Meetings of the Board of Directors shall be held, without notice, at least once in each calendar month on such days and at such hours as the Directors may from time to time determine. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next banking business day unless the Board shall designate some other day.

         Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of the National Trust Company, or at the request of three or more directors. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, letter, or in person, of each such special meeting.

         Section 2.6. Quorum. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a less number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice.

         Section 2.7. Vacancies. When any vacancy occurs among the directors, the remaining members of the Board, in accordance with the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for that purpose.

         Section 2.8. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Directors may be taken without a meeting if all the Directors consent to the action in writing and the written consents are filed with the records of the meetings of the Directors. Such consents shall be treated for all purposes as a vote at a meeting.

         Section 2.9. Meeting by Telecommunications. Members of the Board of Directors or any committee elected thereby may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in a meeting can hear each other at the time and participation by such means shall constitute presence in person at the meeting.

                                  ARTICLE III

                            Committees of the Board

         Section 3.1. Investment Committee. There shall be an Investment Committee composed of not less than three Directors, appointed by the Board annually or more often. The Investment Committee shall have the power to insure adherence to Investment Policy, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investments and to exercise, when the Board is not in session, all other powers of the Board regarding investment securities that may be lawfully delegated. The Investment Committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board.

         Section 3.2. Examining Committee. There shall be an Examining Committee composed of not less than three directors, exclusive of any active officers, appointed by the Board annually or more often, whose duty it shall be to make an examination at least once during each calendar year and within 15 months of the last such examination into the affairs of the National Trust Company or cause suitable examinations to be made by auditors responsible only to the Board of Directors and to report the result of such examination in writing to the Board at the next regular meeting thereafter.

         Section 3.3. Other Committees. The Board of Directors may appoint, from time to time, from its own members, other committees of one or more persons, for such purposes and with such powers as the Board may determine.

                                   ARTICLE IV

                             Officers and Employees

         Section 4.1. Chairperson of the Board. The Board of Directors shall appoint one of its members to be Chairperson of the Board to serve at the pleasure of the Board. Such person shall preside at all meetings of the Board of Directors. The Chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these Bylaws; and shall also have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

         Section 4.2. President. The Board of Directors shall appoint one of its members to be President of the National Trust Company. In the absence of the Chairperson, the President shall preside at any meeting of the Board. The President shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulations, or practice, to the Office of President, or imposed by these Bylaws. The President shall also have and may exercise such further powers and duties as from time to time may be conferred, or assigned by the Board of Directors.

         Section 4.3. Vice President. The Board of Directors may appoint one or more Vice Presidents. Each Vice President shall have such powers and duties as may be assigned by the Board of Directors. One Vice President shall be designated by the Board of Directors, in the absence of the President, to perform all the duties of the President.

         Section 4.4. Secretary. The Board of Directors shall appoint a Secretary, Cashier, or other designated officer who shall be Secretary of the Board and of the National Trust Company, and shall keep accurate minutes of all meetings. The Secretary shall attend to the giving of all notices required by these Bylaws to be given; shall be custodian of the corporate seal, records, documents and papers of the National Trust Company; shall provide for the keeping of proper records of all transactions of the National Trust Company; shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the Office of Cashier, or imposed by these Bylaws; and shall also perform such other duties as may be assigned from time to time, by the Board of Directors.

         Section 4.5. Other Officers. The Board of Directors may appoint one or more Assistant Vice Presidents, one or more Assistant Secretaries, one or more Assistant Cashiers, one or more Managers and Assistant Managers of Branches and such other officers and Attorneys-in-fact as from time to time may appear to the Board of Directors to be required or desirable to transact the business of the National Trust Company. Such officers shall respectively exercise such powers and perform such duties as pertain to the several offices, or as may be conferred upon, or assigned to, them by the Board of Directors, the Chairperson of the Board, or the President.

         Section 4.6. Tenure of Office. The President and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the office of President shall be filled promptly by the Board of Directors.

                                   ARTICLE V

                          Stock and Stock Certificates

         Section 5.1. Transfers. Shares of stock shall be transferable on the Books of the National Trust Company, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his shares, succeed to all rights of the prior holder of such shares.

         Section 5.2. Stock Certificates. Certificates of stock shall bear the signature of the President (which may be engraved, printed or impressed), and shall be signed manually or by facsimile process by the Secretary, Assistant Secretary, Cashier, Assistant Cashier, or any other officer appointed by the Board of Directors for that purpose, to be known as an Authorized Officer, and the seal of the National Trust Company shall be engraven thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the National Trust Company properly endorsed.

                                   ARTICLE VI

                                 Corporate Seal

         The President, the Cashier, the Secretary or any Assistant Cashier or Assistant Secretary, or other officer thereunto designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form:

                                  ARTICLE VII

                            Miscellaneous Provisions

         Section 7.1. Fiscal Year. The Fiscal Year of the National Trust Company shall be the calendar year.

         Section 7.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the National Trust Company by the Chairperson of the Board, or the President, or any Vice President, or the Secretary, or the Cashier. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the National Trust Company in such other manner and by such other officers as the Board of Directors may from time to time direct. The provisions of this Section 7.2. are supplementary to any other provision of these Bylaws.

         Section 7.3. Records. The Articles of Association, the By-laws and the proceedings of all meetings of the shareholders, the Board of Directors, and standing committees of the Board, shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary, Cashier or other Officer appointed to act as Secretary of the meeting.

                                  ARTICLE VIII

                                    By-laws

         Section 8.1 Inspection. A copy of the By-laws, with all amendments thereto, shall at all times be kept in a convenient place at the Main Office of the National Trust Company, and shall be open for inspection to all shareholders, during banking hours.

         Section 8.2. Amendments. The By-laws may be amended, altered or repealed, at any regular meeting of the Board of Directors, by a vote of a majority of the total number of the Directors.

                                                                EXHIBIT 5

                             CONSENT OF THE TRUSTEE
                       REQUIRED BY SECTION 321(B) OF THE
                          TRUST INDENTURE ACT OF 1939

         In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, State Street Bank and Trust Company of California, National Association hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:           November 15, 1996

                                   STATE STREET BANK AND TRUST COMPANY OF
                                   CALIFORNIA, NATIONAL ASSOCIATION


                                   By: /s/ Scott C. Emmons
                                       ---------------------------------------
                                       Scott C. Emmons
                                       Trust Officer

                                                                      EXHIBIT 6


                             Board of Governors of the Federal Reserve System
                             OMB Number: 7100-0036
                             Federal Deposit Insurance Corporation
                             OMB Number: 3064-0052
                             Office of the Comptroller of the Currency
                             OMB Number: 1557-0081
FEDERAL FINANCIAL            Expires March 31, 1999
INSTITUTIONS EXAMINATION
COUNCIL
------------------------------------------------------------------------------
                                                                       [1]
                             Please refer to page i,
                             Table of Contents, for the
[LOGO]                       required disclosure of
                             estimated burden.

------------------------------------------------------------------------------
CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC OFFICES ONLY AND
TOTAL ASSETS OF LESS THAN $100 MILLION - FFIEC 034

                                                              (960930)
REPORT AT THE CLOSE OF BUSINESS SEPTEMBER 30, 1996         --------------
                                                             (RCRI 9999)

This report is required by law: 12 U.S.C. Section 324 (State member banks); 12 U.S.C. Section 1817 (State nonmember banks); and 12 U.S.C. Section 161 (National banks).

This report form is to be filed by banks with domestic offices only. Banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities must file FFIEC 031.

------------------------------------------------------------------------------

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I, Kevin Wallace
------------------------------------------------------
Name and Title of Officer or Authorized to Sign Report

of the named bank do hereby declare that these Reports of Condition and Income (including the supporting schedules) have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

KEVIN WALLACE
------------------------------------------------------
Signature of Officer Authorized to Sign Report

10/24/96
------------------------------------------------------
Date of Signature

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions. NOTE: These instructions may in some cases differ from generally accepted accounting principles.

We, the undersigned directors (trustees), attest to the correctness of this Report of Condition (including the supporting schedules) and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

/s/  Lynda A. Vogel
------------------------------------------------------
Director (Trustee)


/s/  Stephen Rivero
------------------------------------------------------
Director (Trustee)


/s/  Suzanne C. Martino
------------------------------------------------------
Director (Trustee)

-------------------------------------------------------------------------------
FOR BANKS SUBMITTING HARD COPY REPORT FORMS:

STATE MEMBER BANKS: Return the original and one copy to the appropriate Federal Reserve District Bank.

STATE NONMEMBER BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suite 204, Crofton, MD 21114.

NATIONAL BANKS: Return the original only in the special return address envelope provided. If express mail is used in lieu of the special return address envelope, return the original only to the FDIC, c/o Quality Data Systems, 2127 Espey Court, Suits 204, Crofton, MD 21114.

-------------------------------------------------------------------------------
FDIC Certificate Number ______________________
                              (RCRI 9050)


Banks should affix the address label in this space.



State Street Bank and Trust Company of California, N.A.
-------------------------------------------------------
Legal Title of Bank (TEXT 9010)

Los Angeles
-------------------------------------------------------
City (TEXT 9130)

CA                                       90017
-------------------------------------------------------
State Abbrev. (TEXT 9200)          ZIP Code (TEXT 9220)

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RI-1
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

CONSOLIDATED REPORT OF INCOME
FOR THE PERIOD JANUARY 1, 1996-SEPTEMBER 30, 1996

ALL REPORT OF INCOME SCHEDULES ARE TO BE REPORTED ON A CALENDAR YEAR-TO-DATE BASIS IN THOUSANDS OF DOLLARS.

SCHEDULE RI--INCOME STATEMENT
                                                                                                           I180
                                                                                                   ---------------
                                                                     Dollar Amounts in Thousands   RIAD  Mil Thou
------------------------------------------------------------------------------------------------------------------

1. Interest income:
   a. Interest and fee income on loans(1),(2):
      (1) Total loans (to be completed only by those banks with less than $25 million in
          total assets) .........................................................................    4010        0   1.a.(1)
      THE FOLLOWING FOUR ITEMS ARE TO BE COMPLETED ONLY BY THOSE BANKS WITH $25 MILLION OR MORE
      IN TOTAL ASSETS(1),(2)
      (2) Real estate loans .....................................................................    4246      N/A   1.a.(2)
      (3) Installment loans .....................................................................    4247      N/A   1.a.(3)
      (4) Credit cards and related plans ........................................................    4248      N/A   1.a.(4)
      (5) Commercial (time and demand) and all other loans ......................................    4249      N/A   1.a.(5)
   b. Income from lease financing receivables ...................................................    4065        0   1.b.
   c. Interest income on balances due from depository institutions(3) ...........................    4115        0   1.c.
   d. Interest and dividend income on securities:
      (1) Securities issued by states and political subdivisions in the U.S.:
          (a) Taxable securities ................................................................    4506        0   1.d.(1)(a)
          (b) Tax-exempt securities .............................................................    4507        0   1.d.(1)(b)
      (2) U.S. Government securities and other debt securities ..................................    3660        0   1.d.(2)
      (3) Equity securities (including investments in mutual funds) .............................    3659        0   1.d.(3)
   e. Interest income from trading assets .......................................................    4069        0   1.e.
   f. Interest income on fedral funds sold(4) and securities purchased under agreements to resell    4020        0   1.f.
   g. Total interest income (sum of items 1.a through 1.f) ......................................    4107        0   1.g.

----------

(1) See instructions for loan classifications used in this schedule.
(2) The $25 million asset size test is generally based on the total assets reported on the JUNE 30, 1995 Report of Condition.
(3) Includes interest income on time certificates of deposit not held for trading.
(4) Report interest income on "term federal funds sold" in Schedule RI, item 1.a, "Interest and fee income on loans."


Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RI-1
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RI--CONTINUED
                                                                                   Year-to-date
                                                                                  --------------
                                                    Dollar Amounts in Thousands    RIAD Mil Thou
-------------------------------------------------------------------------------------------------------------

 2. Interest expense:
    a. Interest on deposits:
       (1) Transaction accounts (NOW accounts, ATS accounts, and telephone
           and preauthorized transfer accounts) ...............................    4508        0   2.a.(1)
       (2) Nontransaction accounts:
           (a) Money market deposit accounts (MMDAs) ..........................    4509        0   2.a.(2)(a)
           (b) Other savings deposits .........................................    4511        0   2.a.(2)(b)
           (c) Time certificates of deposit of $100,000 or more ...............    4174        0   2.a.(2)(c)
           (d) All other time deposits(1) .....................................    4512        0   2.a.(2)(d)
    b. Expense of federal funds purchased(2) and securities sold under
       agreements to repurchase ...............................................    4180        0   2.b.
    c. Interest on demand notes issued to the U.S. Treasury, trading
       liabilities, and other borrowed money ..................................    4185        0   2.c.
    d. Interest on mortgage indebtedness and obligations under
       capitalized leases .....................................................    4072        0   2.d.
    e. Interest on subordinated notes and debentures ..........................    4200        0   2.e.
    f. Total interest expense (sum of items 2.a through 2.e) ..................    4073        0   2.f.
 3. Net interest income (item 1.g minus 2.f) ..................................                    RIAD 4074       0   3.
 4. Provisions:
    a. Provision for loan and lease losses ....................................                    RIAD 4230       0   4.a
    b. Provision for allocated transfer risk ..................................                    RIAD 4243       0   4.b
 5. Noninterest income:
    a. Service charges on deposit accounts ....................................    4080        0   5.a
    b. Other noninterst income:
       (1) Other fee income ...................................................    5407    4,789   5.b.(1)
       (2) All other noninterest income* ......................................    5408        0   5.b.(2)
    c. Total noninterest income (sum of items 5.a and 5.b) ....................                    RIAD 4079   4,789   5.c.
 6. a. Realized gains (losses) on held-to-maturity securities .................                    RIAD 3521       0   6.a.
    b. Realized gains (losses) on available-for-sale securities ...............                    RIAD 3196       0   6.b.
 7. Noninterest expense:
    a. Salaries and employee benefits .........................................    4135    1,799   7.a.
    b. Expenses of premises and fixed assets (net of rental income)
       (excluding salaries and employee benefits and mortgage interest) .......    4217      885   7.b.
    c. Other noninterest expense* .............................................    4092    1,578   7.c.
    d. Total noninterest expense (sum of items 7.a through 7.c) ...............                    RIAD 4093   4,262   7.d.
 8. Income (loss) before income taxes and extraordinary items and other
    adjustments (item 3 plus or minus items 4.a, 4.b, 5.c, 6.a, 6.b, and 7.d) .                    RIAD 4301     527   8.
 9. Applicable income taxes (on item 8) .......................................                    RIAD 4302     255   9.
10. Income (loss) before extraordinary items and other adjustments
   (item 8 minus 9) ...........................................................                    RIAD 4300     272  10.
11. Extraordinary items and other adjustments:
    a. Extraordinary items and other adjustments, gross of income taxes* ......    4310         0  11.a.
    b. Applicable income taxes (on item 11.a)* ................................    4315         0  11.b.
    c. Extraordinary items and other adjustments, net of income taxes
       (item 11.a minus 11.b) .................................................                    RIAD 4320       0  11.c
12. Net income (loss) (sum of items 10 and 11.c) ..............................                    RIAD 4340     272  12.


----------

(1) Includes interest expense on open-account time deposits of $100,000 or more.
(2) Report the expense of "term federal funds purchased" in Schedule RI, item 2.c,
    "Interest on demand notes issued to the U.S. Treasury, trading liabilities, and other borrowed money."
*Describe on Schedule RI-E--Explanations.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RI-1
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RI--CONTINUED
                                                                                                        I181
                                                                                                   ---------------
                                                                                                    Year-to-date
                                                                                                   ---------------
Memorandum                                                           Dollar Amounts in Thousands   RIAD  Mil Thou
------------------------------------------------------------------------------------------------------------------

1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after
   August 7, 1986, that is not deductible for federal income tax purposes .......................    4513        0   M.1.
2. Income from the sale and servicing of mutual funds and annuities (included in
   Schedule RI, item 8) .........................................................................    8431        0   M.2.
3. Estimated income on tax-exempt loans and leases to states and political subdivisions in the
   U.S. (reportable in Schedule RC-C, part I, items 7 and 9) included in Schedule RI,
   items 1.a and 1.b, above (excludes income on tax-exempt securities) ..........................    4313        0   M.3.
4. Number of full-time equivalent employees on payroll at end of current period (round to
   nearest whole number) ........................................................................    4150       28   M.4.
5. Cash dividends declared during the calendar year to date                                               Mil Thou
   (to be reported only with March, June, and September Reports of Income) ......................    4475        0   M.5.
6. To be completed by banks with $25 million or more in total assets and with loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans.(2)
   Interest and fee income on agricultural loans(1) (included in item 1.a above) ................    4251      N/A   M.6.
7. If the reporting bank has restated its balance sheet as a result of applying push down                 MM DD YY
   accounting this calendar year, report the date of the bank's acquisition .....................    9106 00/00/00   M.7.

----------

(1) See instructions for loan classifications used in this schedule.
(2) The $25 million asset size test and the five percent of total loans test are generally based on the total assets reported on the JUNE 30, 1995 Report of Condition.



SCHEDULE RI-A--CHANGES IN EQUITY CAPITAL

SCHEDULE RI-A IS TO BE REPORTED WITH THE DECEMBER REPORT OF INCOME.

Indicate decreases and losses in parentheses.

                                                                                                            I183
                                                                                                    --------------
                                                                     Dollar Amounts in Thousands    RIAD  Mil Thou
------------------------------------------------------------------------------------------------------------------

 1. Total equity capital originally reported in the December 31, 1995, Reports of
    Condition and Income .........................................................................    3215      N/A   1.
 2. Equity capital adjustments from amended Reports of Income, net* ..............................    3216      N/A   2.
 3. Amended balance end of previous calendar year (sum of items 1 and 2) .........................    3217      N/A   3.
 4. Net income (loss) (must equal Schedule RI, item 12) ..........................................    4340      N/A   4.
 5. Sale, conversion, acquisition, or retirement of capital stock, net ...........................    4346      N/A   5.
 6. Changes incident to business combinations, net ...............................................    4356      N/A   6.
 7. LESS: Cash dividends declared on preferred stock .............................................    4470      N/A   7.
 8. LESS: Cash dividends declared on common stock ................................................    4460      N/A   8.
 9. Cumulative effect of changes in accounting principles from prior years* (see instructions
    for this schedule) ...........................................................................    4411      N/A   9.
10. Corrections of material accounting errors from prior years* (see instructions for
    this schedule ................................................................................    4412      N/A  10.
11. Change in net unrealized holding gains (losses) on available-for-sale securities .............    8433      N/A  11.
12. Other transactions with parent holding company* (not included in items 5, 7, or 8 above) .....    4415      N/A  12.
13. Total equity capital end of current period (sum of items 3 through 12) (must equal
    Schedule RC, item 28.a) ......................................................................    3210      N/A  13.

----------

*Describe on Schedule RI-E--Explanations.


Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RI-4
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RI-B--CHARGE-OFFS AND RECOVERIES AND CHANGES IN ALLOWANCE
               FOR LOAN AND LEASE LOSSES

PART I.  CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES(1)

                                                                                                                  --------
                                                                                                                    I186    <-
                                                                                         ---------------------------------
                                                                                            (Column A)       (Column B)
                                                                                           Charge-offs       Recoveries
                                                                                         ---------------------------------
                                                                                               Calendar year-to-date
                                                                                         --------------------------------
                                                         Dollar Amounts in Thousands      RIAD  Mil Thou   RIAD  Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.  Real estate loans...................................................................  4256         0   4257         0  1.
2.  Installment loans...................................................................  4258         0   4259         0  2.
3.  Credit cards and related plans......................................................  4262         0   4263         0  3.
4.  Commercial (time and demand) and all other loans....................................  4264         0   4265         0  4.
5.  Lease financing receivables.........................................................  4266         0   4267         0  5.
6.  Total (sum of items 1 through 5)....................................................  4635         0   4605         0. 6.
                                                                                         ---------------------------------

Memoranda
                                                                                         ---------------------------------
                                                         Dollar Amounts in Thousands      RIAD  Mil Thou   RIAD  Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.  To be completed by banks with loans to finance agricultural production and            //////////////   //////////////
    other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent         //////////////   //////////////
    of total loans.                                                                       //////////////   //////////////
    Agricultural loans included in part I, items 1 through 4, above.....................  4268       N/A   4269       N/A  M.1.
2.- 3.  Not applicable                                                                    //////////////   //////////////
4.  Loans to finance commercial real estate, construction, and land development           //////////////   //////////////
    activities (NOT SECURED BY REAL ESTATE) included in Schedule RI-B, part I,            //////////////   //////////////
    items 2 through 4, above............................................................  5443         0   5444         0  M.4.
5.  Real estate loans (sum of Memorandum items 5.a through 5.e must equal                 //////////////   //////////////
    Schedule RI-B, part I, item 1, above):                                                //////////////   //////////////
    a.  Construction and land development...............................................  5445         0   5446         0  M.5.a.
    b.  Secured by farmland.............................................................  5447         0   5448         0  M.5.b.
    c.  Secured by 1-4 family residential properties:                                     //////////////   //////////////
           (1)  Revolving, open-end loans secured by 1-4 family residential properties    //////////////   //////////////
                and extended under the lines of credit..................................  5449         0   5450         0  M.5.c.(1)
           (2)  All other loans secured by 1-4 family residential properties............  5451         0   5452         0  M.5.c.(2)
    d.  Secured by multifamily (5 or more) residential properties.......................  5453         0   5454         0  M.5.d.
    e.  Secured by nonfarm nonresidential properties....................................  5455         0   5456         0  M.5.e.
                                                                                         ---------------------------------

---------
(1) See instructions for loan classifications used in this schedule.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RI-5
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------
SCHEDULE RI-B -- CONTINUED

PART II. CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES

PART II IS TO BE REPORTED WITH THE DECEMBER REPORT OF INCOME.
                                                                                                   ---------------
                                                                     Dollar Amounts in Thousands   RIAD  Mil  Thou
------------------------------------------------------------------------------------------------------------------
1. Balance originally reported in the December 31, 1995, Reports of Condition and Income.......... 3124       N/A    1.
2. Recoveries (must equal part I, item 6, column B above)......................................... 4605       N/A    2.
3. LESS: Charge-offs (must equal part I, item 6, column A above).................................. 4635       N/A    3.
4. Provision for loan and lease losses (must equal Schedule RI, item 4.a)......................... 4230       N/A    4.
5. Adjustments* (see instructions for this schedule).............................................. 4815       N/A    5.
6. Balance end of current period (sum of items 1 through 5) (must equal Schedule RC, item 4.b).... 3123       N/A    6.

---------------
*Describe on Schedule RI-E--Explanations.

SCHEDULE RI-C--APPLICABLE INCOME TAXES BY TAXING AUTHORITY

SCHEDULE RI-C IS TO BE REPORTED WITH THE DECEMBER REPORT OF INCOME.

                                                                                                           I189
                                                                                                   ---------------
                                                                     Dollar Amounts in Thousands   RIAD  Mil  Thou
------------------------------------------------------------------------------------------------------------------
1. Federal........................................................................................ 4780       N/A    1.
2. State and local................................................................................ 4790       N/A    2.
3. Total (sum of items 1 and 2) (must equal sum of Schedule RI, items 9 and 11.b)................. 4770       N/A    3.
4. Deferred portion of item 3.......................................................RIAD 4772  N/A

SCHEDULE RI-E--EXPLANATIONS

SCHEDULE RI-E IS TO BE COMPLETED EACH QUARTER ON A CALENDAR YEAR-TO-DATE-BASIS.

Detail all adjustments in Schedule RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI.  (See instructions for details.)


                                                                                                           I195
                                                                                                   ---------------
                                                                                                    Year-to date
                                                                                                   ---------------
                                                                     Dollar Amounts in Thousands   RIAD  Mil  Thou
------------------------------------------------------------------------------------------------------------------
1. All other noninterest income (from Schedule RI, item 5.b.(2))..................................
   Report amounts that exceed 10% of Schedule RI, item 5.b.(2):
   a.  Net gains on other real estate owned....................................................... 5415        0     1.a.
   b.  Net gains on sales of loans................................................................ 5416        0     1.b.
   c.  Net gains on sales of premises and fixed assets............................................ 5417        0     1.c.
   Itemize and describe the three largest other amounts that exceed 10% of Schedule RI, item 5.b.(2):
   d.  TEXT 4461                                                                                   4461              1.d
       -------------------------------------------------------------------------------------------
   e.  TEXT 4462                                                                                   4462              1.e
       -------------------------------------------------------------------------------------------
   f.  TEXT 4463                                                                                   4463              1.f
       -------------------------------------------------------------------------------------------
2. Other noninterest expense (from Schedule RI, Item 7.c):
   a.  Amortization expense on intangible assets.................................................. 4531        0     2.a
   Report amounts that exceed 10% of Schedule RI, item 7.c:
   b.  Net losses on other real estate owned...................................................... 5418        0     2.b.
   c.  Net loses on sales of loans................................................................ 5419        0     2.c.
   d.  Net losses on sales of premises and fixed assets........................................... 5420        0     2.d.
   Itemize and describe the three largest other amounts that exceed 10% of Schedule RI, item 7.c:
   e.  TEXT 4464    SERVICE BUREAU                                                                 4464       272    2.e.
       -------------------------------------------------------------------------------------------
   f.  TEXT 4467    SERVICE BUREAU                                                                 4467       923    2.f.
       -------------------------------------------------------------------------------------------
   g.  TEST 4468                                                                                   4468              2.g.
       -------------------------------------------------------------------------------------------

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RI-6
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------
SCHEDULE RI-E -- CONTINUED
                                                                                                    Year-to-Date
                                                                                                   ---------------
                                                                     Dollar Amounts in Thousands   RIAD  Mil  Thou
------------------------------------------------------------------------------------------------------------------
3. Extraordinary items and other adjustments (from Schedule RI, item 11.a) and applicable income          --
   tax effect (from Schedule RI, item 11.b) (itemize and describe all extraordinary items and other adjustments):
   a.  (1)  TEXT 4469                                                                               4469             3.a.(1)
       --------------------------------------------------------------------------------------------------------------------
       (2)  Applicable income tax effect                                                RIAD 4486                    3.a.(2)
       --------------------------------------------------------------------------------------------------------------------
   b.  (1)  TEXT 4487                                                                               4487             3.b.(1)
       --------------------------------------------------------------------------------------------------------------------
       (2)  Applicable income tax effect                                                RIAD 4488                    3.b.(2)
       --------------------------------------------------------------------------------------------------------------------
   c.  (1)  TEXT 4489                                                                               4489             3.c.(1)
       --------------------------------------------------------------------------------------------------------------------
       (2)  Applicable income tax effect                                                RIAD 4491                    3.c.(2)
       --------------------------------------------------------------------------------------------------------------------
4. Equity capital adjustments from amended Reports of Income (from Schedule RI-A, item 2)
   (itemize and describe all adjustments):
   a.  TEXT 4492                                                                                    4492             4.a.
       --------------------------------------------------------------------------------------------------------------------
   b.  TEXT 4493                                                                                    4493             4.b.
       --------------------------------------------------------------------------------------------------------------------
5. Cumulative effect of changes in accounting principles from prior years
   (from Schedule RI-A, item 9) (itemize and describe all changes in accounting principles):
   a.  TEXT 4494                                                                                     4494            5.a.
       --------------------------------------------------------------------------------------------------------------------
   b.  TEXT 4495                                                                                     4495            5.b.
       --------------------------------------------------------------------------------------------------------------------
6. Corrections of material accounting errors from prior years (from Schedule RI-A, item 10)
   (itemize and describe all corrections):
   a.  TEXT 4496                                                                                     4496            6.a.
       --------------------------------------------------------------------------------------------------------------------
   b.  TEXT 4497                                                                                     4497            6.b.
       --------------------------------------------------------------------------------------------------------------------
7. Other transactions with parent holding company (from Schedule RI-A, item 12)
   (itemize and describe all such transactions):
   a.  TEXT 4498                                                                                     4498            7.a.
       --------------------------------------------------------------------------------------------------------------------
   b.  TEXT 4499                                                                                     4499            7.b.
       --------------------------------------------------------------------------------------------------------------------
8. Adjustments to allowance for loan and lease losses (from Schedule RI-B, part II, item 5)
   (itemize and describe all adjustments):
   a.  TEXT 4521                                                                                     4521            8.a.
       --------------------------------------------------------------------------------------------------------------------
   b.  TEXT 4522                                                                                     4522            8.B.
       --------------------------------------------------------------------------------------------------------------------
9. Other explanations (the space below is provided for the bank to briefly describe, at its option,  I198        I199
   any other significant items affecting the Report of Income):
   No comment [ ] (RIAD 4769)
   Other explanations (please type or print clearly):
   (TEXT 4769)


Legal Title of Bank:    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.    Call Date:    9/30/96  ST-BK:  06-0302  FFIEC 034
Address:                725 SOUTH FIGUEROA STREET, SUITE 3100                                                              Page RC-1
City, State   Zip:      LOS ANGELES, CA 90017
FDIC Certificate No:     2 6 4 7 4
                        -----------

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR SEPTEMBER 30, 1996

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET

                                                                                                                  -------
                                                                                                                   C100      (-
                                                                                                         ---------------
                                                                        Dollar Amounts in Thousands       RCON  Mil Thou
---------------------------------------------------------------------------------------------------       --------------
ASSETS                                                                                                    //////////////
 1. Cash and balances due from depository institutions:                                                   //////////////
    a. Noninterest-bearing balances and currency and coin(1),(2) . . . . . . . . . . . . . . . . .        0081     3,451      1.a.
    b. Interest-bearing balances(3)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        0071         0      1.b.
 2. Securities:                                                                                           //////////////
    a. Held-to-maturity securities (from Schedule RC-B, column A)  . . . . . . . . . . . . . . . .        1754         0      2.a.
    b. Available-for-sale securities (from Schedule RC-B, column D)  . . . . . . . . . . . . . . .        1773        38      2.b.
 3. Federal funds sold and securities purchased under agreements to resell:                               //////////////
    a. Federal funds sold(4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        0276         0      3.a.
    b. Securities purchased under agreements to resell(5)  . . . . . . . . . . . . . . . . . . . .        0277         0      3.b.
 4. Loans and lease financing receivables:                                 ----------------------         //////////////
    a. Loans and leases, net of unearned income (from Schedule RC-C) . . .  RCON 2122          0          //////////////      4.a.
    b. LESS: Allowance for loan and lease losses . . . . . . . . . . . . .  RCON 3123          0          //////////////      4.b.
    c. LESS: Allocated transfer risk reserve . . . . . . . . . . . . . . .  RCON 3128          0          //////////////      4.c.
                                                                           ----------------------
    d. Loans and leases, net of unearned income, allowance, and reserve (item 4.a                         //////////////
       minus 4.b and 4.c)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2125         0      4.d.
 5. Trading assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3545         0      5.
 6. Premises and fixed assets (including capitalized leases) . . . . . . . . . . . . . . . . . . .        2145       501      6.
 7. Other real estate owned (from Schedule RC-M) . . . . . . . . . . . . . . . . . . . . . . . . .        2150         0      7.
 8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M) . . .        2130         0      8.
 9. Customers' liability to this bank on acceptances outstanding . . . . . . . . . . . . . . . . .        2155         0      9.
10. Intangible assets (from Schedule RC-M) . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2143         0     10.
11. Other assets (from Schedule RC-F)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2160     1,489     11.
12. a. Total assets (sum of items 1 through 11)  . . . . . . . . . . . . . . . . . . . . . . . . .        2170     5,479     12.a.
    b. Losses deferred pursuant to 12 U.S.C. 1823(j) . . . . . . . . . . . . . . . . . . . . . . .        0306         0     12.b.
    c. Total assets and losses deferred pursuant to 12 U.S.C. 1823(j) (sum of items 12.a and 12.b)        0307     5,479     12.c.
                                                                                                          --------------

_____________________

(1) Includes cash items in process of collection and unposted debits.

(2) The amount reported in this item must be greater than or equal to the sum of Schedule RC-M, items 3.a and 3.b.

(3) Includes time certificates of deposit not held for trading.

(4) Report "term federal funds sold" in Schedule RC, item 4.a, "Loans and leases, net of unearned income," and in Schedule RC-C, part I.

(5) Report securities purchased under agreements to resell that involve the receipt of immediately available funds and mature in one business day or roll over under a continuing contract in Schedule RC, item 3.a, "Federal funds sold."

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RC-2
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RC -- CONTINUED

                                                                                                          ---------------
                                                                           Dollar Amounts in Thousands    RCON   Mil Thou
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES
13.  Deposits:
     a.  In domestic offices (sum of totals of columns A and C from Schedule RC-E) . . . . . . . . . .    2200          0  13.a.
                                                                                       ---------------
         (1)  Noninterest-bearing(1) . . . . . . . . . . . . . . . . . . . . . . . .   RCON 6631     0                     13.a.(1)
         (2)  Interest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . .   RCON 6636     0                     13.a.(2)
                                                                                       ---------------
     b.  In foreign offices, Edge and Agreement subsidiaries, and IBFs . . . . . . . . . . . . . . . .
         (1)  Noninterest-bearing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         (2)  Interest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14.  Federal funds purchased and securities sold under agreements to repurchase:
     a.  Federal funds purchased(2)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    0278         0   14.a.
     b.  Securities sold under agreements to repurchase(3) . . . . . . . . . . . . . . . . . . . . . .    0279         0   14.b.
15.  a.  Demand notes issued to the U.S. Treasury  . . . . . . . . . . . . . . . . . . . . . . . . . .    2840         0   15.a.
     b.  Trading liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3548         0   15.b.
16.  Other borrowed money:
     a.  WITH A REMAINING MATURITY OF ONE YEAR OR LESS . . . . . . . . . . . . . . . . . . . . . . . .    2332         0   16.a.
     b.  WITH A REMAINING MATURITY OF MORE THAN ONE YEAR . . . . . . . . . . . . . . . . . . . . . . .    2333         0   16.b.
17.  Mortgage indebtedness and obligations under capitalized leases  . . . . . . . . . . . . . . . . .    2910         0   17.
18.  Bank's liability on acceptances executed and outstanding  . . . . . . . . . . . . . . . . . . . .    2920         0   18.
19.  Subordinated notes and debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3200         0   19.
20.  Other liabilities (from Schedule RC-G)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2930     2,761   20.
21.  Total liabilities (sum of items 13 through 20)  . . . . . . . . . . . . . . . . . . . . . . . . .    2948     2,761   21.

22.  Limited-life preferred stock and related surplus  . . . . . . . . . . . . . . . . . . . . . . . .    3282         0   22.
EQUITY CAPITAL:
23.  Perpetual preferred stock and related surplus . . . . . . . . . . . . . . . . . . . . . . . . . .    3838         0   23.
24.  Common stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3230       500   24.
25.  Surplus (exclude all surplus related to preferred stock)  . . . . . . . . . . . . . . . . . . . .    3839       750   25.
26.  a.  Undivided profits and capital reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . .    3632     1,468   26.a.
     b.  Net unrealized holding gains (losses) on available-for-sale securities  . . . . . . . . . . .    8434         0   26.b.
27.  Cumulative foreign currency translation adjustments . . . . . . . . . . . . . . . . . . . . . . .
28.  a.  Total equity capital (sum of items 23 through 27) . . . . . . . . . . . . . . . . . . . . . .    3210     2,718   28.a.
     b.  Losses deferred pursuant to 12 U.S.C. 1823(j) . . . . . . . . . . . . . . . . . . . . . . . .    0306         0   28.b.
     c.  Total equity capital and losses deferred pursuant to 12 U.S.C. 1823(j) (sum of items 28.a
           and 28.b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3559     2,718   28.c.
29.  Total liabilities, limited-life preferred stock, equity capital, and losses deferred pursuant to
       12 U.S.C. 1823(j) (sum of items 21, 22, and 28.c) . . . . . . . . . . . . . . . . . . . . . . .    2257     5,479   29.
                                                                                                          --------------

Memorandum

TO BE REPORTED ONLY WITH THE MARCH REPORT OF CONDITION.

 1.  Indicate in the box at the right the number
     of the statement below that best describes                    Number
     the most comprehensive level of auditing work    -------------------
     performed for the bank by independent external   RCON 6724     N/A    M.1.
     auditors as of any date during 1995 . . . . . .  -------------------

     1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

     2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

     3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

     4 = Directors' examination of the bank performed by other external auditors
         (may be required by state chartering authority)

     5 = Review of the bank's financial statements by external auditors

     6 = Compilation of the bank's financial statements by external auditors

     7 = Other audit procedures (excluding tax preparation work)

     8 = No external audit work

----------

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Report "term federal funds purchased" in Schedule RC, item 16, "Other borrowed money."

(3) Report securities sold under agreements to repurchase that involve the receipt of immediately available funds and mature in one business day or roll over under a continuing contract in Schedule RC, item 14.a, "Federal funds purchased."

                                Call Date:  9/30/96  ST-BK: 06-0302  FFIEC 034
                                                                     Page RC-3

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100
City, State, Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 26474

SCHEDULE RC-B -- SECURITIES

Exclude assets held for trading

                                                                                                                  --------
                                                                                                                    C110
                                                     ---------------------------------------------------------------------
                                                             Held-to-maturity                   Available-for-sale
                                                     --------------------------------    ---------------------------------
                                                       (Column A)        (Column B)        (Column C)        (Column D)
                                                     Amortized Cost      Fair Value      Amortized Cost     Fair Value(1)
                                                     --------------    --------------    --------------    ---------------
                       Dollar Amounts in Thousands   RCON  Mil Thou    RCON  Mil Thou    RCON  Mil Thou    RCON   Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1. U.S. Treasury securities . . . . . . . . . . . .  0211         0    0213         0    1286         0    1287          0  1.
2. U.S. Government agency and corporation obliga-
     tions (exclude mortgage-backed securities):
   a. Issued by U.S. Government agencies(2) . . . .  1289         0    1290         0    1291         0    1293          0  2.a.
   b. Issued by U.S. Government-sponsored
        agencies(3) . . . . . . . . . . . . . . . .  1294         0    1295         0    1297         0    1298          0  2.b.
3. Securities issued by states and political
     subdivisions in the U.S.:
   a. General obligations . . . . . . . . . . . . .  1676         0    1677         0    1678         0    1679          0  3.a.
   b. Revenue obligations . . . . . . . . . . . . .  1681         0    1686         0    1690         0    1691          0  3.b.
   c. Industrial development and similar
        obligations . . . . . . . . . . . . . . . .  1694         0    1695         0    1696         0    1697          0  3.c.
4. Mortgage-backed securities (MBS):
   a. Pass-through securities:
      (1) Guaranteed by GNMA  . . . . . . . . . . .  1698         0    1699         0    1701         0    1702          0  4.a.(1)
      (2) Issued by FNMA and FHLMC  . . . . . . . .  1703         0    1705         0    1706         0    1707          0  4.a.(2)
      (3) Other pass-through securities . . . . . .  1709         0    1710         0    1711         0    1713          0  4.a.(3)
   b. Other mortgage-backed securities (include
        CMOs, REMICs, and stripped MBS):
      (1) Issued or guaranteed by FNMA, FHLMC,
            or CNMA . . . . . . . . . . . . . . . .  1714         0    1715         0    1716         0    1717          0  4.b.(1)
      (2) Collateralized by MBS issued or
            guaranteed by FNMA, FHLMC, or GNMA  . .  1718         0    1719         0    1731         0    1732          0  4.b.(2)
      (3) All other mortgage-backed securities  . .  1733         0    1734         0    1735         0    1736          0  4.b.(3)
5. Other debt securities  . . . . . . . . . . . . .  1774         0    1775         0    1776         0    1777          0  5.
6. Equity securities:
   a. Investments in mutual funds  . . . . . . . . .                                     1747         0    1748          0  6.a.
   b. Other equity securities with readily
        determinable fair values  . . . . . . . . .                                      1749         0    1751          0  6.b.
   c. All other equity securities(1) (includes
        Federal Reserve stock)  . . . . . . . . . .                                      1752        38    1753         38  6.c.
7. Total (sum of items 1 through 6) (total of
     column A must equal Schedule RC, (item 2.a)
     (total of column D must equal Schedule RC,
     (item 2.b) . . . . . . . . . . . . . . . . . .  1754         0    1771         0    1772        38    1773         38  7.
                                                    -----------------------------------------------------------------------

----------
(1) Includes equity securities without readily determinable fair value at historical cost in item 6.c, column D.

(2) Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations, and Export-Import Bank participation certificates.

(3) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, and Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RC-4
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RC-B -- CONTINUED
                                                                                                           C112
                                                                                                   ---------------
Memoranda                                                            Dollar Amounts in Thousands   RCON  Mil  Thou
------------------------------------------------------------------------------------------------------------------
1. Pledged securities(1).........................................................................  0416        0     M.1
2. Maturity and repricing data for DEBT securities(1), (2), (3) (excluding those in nonaccrual status):
   a. Fixed rate debt securities with a remaining maturity of:
      (1) Three months or less ..................................................................  0343        0     M.2.a.(1)
      (2) Over three months through 12 months ...................................................  0344        0     M.2.a.(2)
      (3) Over one year through five years.......................................................  0345        0     M.2.a.(3)
      (4) Over five years .......................................................................  0346        0     M.2.a.(4)
      (5) Total fixed rate debt securities (sum of Memorandum items 2.a.(1) through 2.a.(4)......  0347        0     M.2.a.(5)
   b. Floating rate debt securities with a repricing frequency of:
      (1) Quarterly or more frequently ..........................................................  4544        0     M.2.b.(1)
      (2) Annually or more frequently, but less frequently than quarterly .......................  4545        0     M.2.b.(2)
      (3) Every five years or more frequently, but less frequently than annually.................  4551        0     M.2.b.(3)
      (4) Less frequently than every five years..................................................  4552        0     M.2.b.(4)
      (5) Total floating rate debt securities (sum of Memorandum items 2.b.(1) through 2.b.(4))..  4553        0     M.2.b.(5)
   c. Total DEBT securities (sum of Memorandum items 2.a.(5) and 2.b.(5)) (must equal total debt securities from Schedule RC-B, sum of items 1 through 5, columns A and D, minus
      nonaccrual debt securities included in Schedule RC-N, item 6, column C)....................  0393        0     M.2.c.
3. Not applicable
4. Held-to-maturity debt securities restructured and in compliance with modified terms (included
   in Schedule RC-B, items 3 through 5, column A, above) ........................................  5365        0     M.4.
5. Not applicable
6. Floating rate debt securities with a remaining maturity of one year or less (1), (3)
   (INCLUDED IN MEMORANDUM ITEMS 2.b.(1) THROUGH 2.b.(4) ABOVE)..................................  5519        0     M.6.
7. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date
   of sale or transfer)..........................................................................  1778        0     M.7.
8. High-risk mortgage securities (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, item 4.b):
   a. Amortized cost ............................................................................  8780        0     M.8.a.
   b. Fair value ................................................................................  8781        0     M.8.b.
9. Structured notes (included in the held-to-maturity and available-for-sale accounts in
   Schedule RC-B, items 2, 3, and 5):
   a. Amortized cost ............................................................................  8782        0     M.9.a.
   b. Fair value ................................................................................  8783        0     M.9.b.

----------------
(1)  Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.
(2)  Exclude equity securities, e.g., investments in mutual funds, Federal Reserve stock, common stock, and preferred stock.
(3)  Memorandum items 2 and 6 are not applicable to savings banks that must complete supplemental Schedule RC-J.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RC-5
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RC-C -- LOANS AND LEASE FINANCING RECEIVABLES

PART I. LOANS AND LEASES

Do not deduct the allowance for loan and lease losses from amounts reported in this schedule.
Report total loans and leases, net of unearned income.  Exclude assets held for trading.
                                                                                                            C115
                                                                                                    ---------------
                                                                      Dollar Amounts in Thousands   RCON  Mil  Thou
-------------------------------------------------------------------------------------------------------------------
 1. Loans secured by real estate:
    a. Construction and land development .........................................................  1415        0     1.a.
    b. Secured by farmland (including farm residential and other improvements) ...................  1420        0     1.b.
    c. Secured by 1-4 family residential properties:
       (1) Revolving, open-end loans secured by 1-4 family residential properties and extended
           under lines of credit .................................................................  1797        0     1.c.(1)
       (2) All other loans secured by 1-4 family residential properties:
           (a) Secured by first liens ............................................................  5367        0     1.c.(2)(a)
           (b) Secured by junior liens ...........................................................  5368        0     1.c.(2)(b)
    d. Secured by multifamily (5 or more) residential properties .................................  1460        0     1.d.
    e. Secured by nonfarm nonresidential properties ..............................................  1480        0     1.e.
 2. Loans to depository institutions .............................................................  1489        0     2.
 3. Loans to finance agricultural production and other loans to farmers ..........................  1590        0     3.
 4. Commercial and industrial loans ..............................................................  1766        0     4.
 5. Acceptances of other banks ...................................................................  1755        0     5.
 6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):
    a. Credit cards and related plans (includes check credit and other revolving credit plans)...   2008        0     6.a.
    b. Other (includes single payment, installment, and all student loans) .......................  2011        0     6.b.
 7. Obligations (other than securities and leases) of states and political subdivisions in the
    U.S. (includes nonrated industrial development obligations) ..................................  2107        0     7.
 8. All other loans (exclude consumer loans) .....................................................  2080        0     8.
 9. Lease financing receivables (net of unearned income) .........................................  2165        0     9.
10. LESS: Any unearned income on loans reflected in items 1-8 above ..............................  2123        0    10.
11. Total loans and leases, net of unearned income (sum of items 1 through 9 minus item 10)
    (must equal Schedule RC, item 4.a) ...........................................................  2122        0    11.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RC-6
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RC-C -- CONTINUED

PART I. CONTINUED


Memoranda                                                                                            ---------------
                                                                       Dollar Amounts in Thousands   RCON  Mil  Thou
--------------------------------------------------------------------------------------------------------------------
 1. Loans(1) and leases restructured and in compliance with modified terms (included in
    Schedule RC-C, part I, above and not reported as past due or nonaccrual in Schedule RC-N,
    Memorandum item 1):
    a. Real estate loans .........................................................................  1617        0   M.1.a.
    b. All other loans and all lease financing receivables (exclude loans to individuals for
       household, family, and other personal expenditures) .......................................  8691        0   M.1.b.
 2. Maturity and repricing data for loans and leases(2) (excluding those in nonaccrual status):
    a. Fixed rate loans and leases with a remaining maturity of:
       (1) Three months or less ..................................................................  0348        0   M.2.a.(1)
       (2) Over three months through 12 months ...................................................  0349        0   M.2.a.(2)
       (3) Over one year through five years ......................................................  0356        0   M.2.a.(3)
       (4) Over five years .......................................................................  0357        0   M.2.a.(4)
       (5) Total fixed rate loans and leases (sum of Memorandum items 2.a.(1) through 2.a.(4) ....  0358        0   M.2.a.(5)
    b. Floating rate loans with a repricing frequency of:
       (1) Quarterly or more frequently ..........................................................  4554        0   M.2.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly .......................  4555        0   M.2.b.(2)
       (3) Every five years or more frequently, but less frequently than annually ................  4561        0   M.2.b.(3)
       (4) Less frequently than every five years .................................................  4564        0   M.2.b.(4)
       (5) Total floating rate loans (sum of Memorandum items 2.b.(1) through 2.b.(4)) ...........  4567        0   M.2.b.(5)
    c. Total loans and leases (sum of Memorandum items 2.a.(5) and 2.b.(5)) (must equal the sum of total loans and leases, net, from Schedule RC-C, part I, item 11, plus unearned income from Schedule RC-C, part I, item 10, minus total nonaccrual loans
       and leases from Schedule RC-N, sum of items 1 through 5, column C) ........................  1479        0   M.2.c.
    d. FLOATING RATE LOANS WITH A REMAINING MATURITY OF ONE YEAR OR LESS (INCLUDED IN MEMORANDUM
       ITEMS 2.b.(1) THROUGH 2.b.(4) ABOVE) ......................................................  A246        0   M.2.d.
 3. Reserved
 4. Loans to finance commercial real estate, construction, and land development activities
    (NOT SECURED BY REAL ESTATE) included in Schedule RC-C, part I, items 4 and 8, page RC-5(3)...  2746        0   M.4.
 5. Loans and leases held for sale (included in Schedule RC-C, part I, above) ....................  5369        0   M.5.
 6. Adjustable rate closed-end loans secured by first liens on 1-4 family residential properties
    (included in Schedule RC-C, part I, item 1.c.(2)(a), page RC-5 ...............................  5370        0   M.6.

-----------------
(1) See instructions for loan classifications used in Memorandum item 1.
(2) Memorandum item 2 is not applicable to savings banks that must complete supplemental Schedule RC-J.
(3) Exclude loans secured by real estate that are included in Schedule RC-C, part I, items 1.a. through 1.e.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RC-7
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RC-E -- DEPOSIT LIABILITIES
                                                                                                            -------
                                                                                                              C125
                                                          ---------------------------------------------------------
                                                                                                   Nontransaction
                                                                 Transaction Accounts                 Accounts
                                                          ---------------------------------------------------------
                                                              (Column A)        (Column B)          (Column C)
                                                                Total           Memo: Total            Total
                                                             transaction          demand           nontransaction
                                                               accounts          deposits             accounts
                                                           (including total   (included in           (including
                                                           demand deposits)      column A)             MMDAs)
                                                          ---------------------------------------------------------
                             Dollar Amounts in Thousands   RCON   Mil   Thou  RCON   Mil   Thou    RCON  Mil  Thou
-------------------------------------------------------------------------------------------------------------------
 Deposits of:
 1. Individuals, partnerships, and corporations..........  2201          0    2240          0      2346        0     1.
 2. U.S. Government .....................................  2202          0    2280          0      2520        0     2.
 3. States and political subdivisions in the U.S. .......  2203          0    2290          0      2530        0     3.
 4. Commercial banks in the U.S. (including U.S. branches
    and agencies of foreign banks) ......................  2206          0    2310          0      2550        0     4.
 5. Other depository institutions in the U.S. ...........  2207          0    2312          0      2349        0     5.
 6. Certified and official checks .......................  2330          0    2330          0                        6.
 7. Banks in foreign countries, foreign governments, and
    foreign official institutions .......................  2184          0    2185          0      2186        0     7.
 8. Total (sum of items 1 through 7) (sum of columns A
    and C must equal Schedule RC, item 13.a) ............  2215          0    2210          0      2385        0     8.
                                                          ---------------------------------------------------------

Memoranda
                                                                                                 ------------------
                                                              Dollar Amounts in Thousands          RCON  Mil  Thou
-------------------------------------------------------------------------------------------------------------------
 1. Selected components of total deposits (i.e., sum of item 8, columns A and C):
    a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts ......................   6835        0    M.1.a.
    b. Total brokered deposits ..................................................................   2365        0    M.1.b.
    c. Fully insured brokered deposits (included in Memorandum item 1.b above):
       (1) Issued in denominations of less than $100,000 ........................................   2343        0    M.1.c.(1)
       (2) Issued EITHER in denominations of $100,000 OR in denominations greater than
           $100,000 and participated out by one broker in shares of $100,000 or less ............   2344        0    M.1.c.(2)
    d. Maturity date for brokered deposits:
       (1) BROKERED DEPOSITS ISSUED IN DENOMINATIONS OF LESS THAN $100,000 WITH A REMAINING
           MATURITY OF ONE YEAR OR LESS (INCLUDED IN MEMORANDUM ITEM 1.c.(1) ABOVE) .............   A243        0    M.1.d.(1)
       (2) BROKERED DEPOSITS ISSUED IN DENOMINATIONS OF $100,000 OR MORE WITH A REMAINING
           MATURITY OF ONE YEAR OR LESS (INCLUDED IN MEMORANDUM ITEM 1.b ABOVE) .................   A244        0    M.1.d.(2)
    e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S.
       reported in item 3 above which are secured or collateralized as required under state law).   5590        0    M.1.e.
 2. Components of total nontransaction accounts (SUM OF MEMORANDUM ITEMS 2.a THROUGH 2.d MUST
    EQUAL ITEM 8, COLUMN c, ABOVE):
    a. Savings deposits:
       (1) Money market deposit accounts (MMDAs) ................................................   6810         0   M.2.a.(1)
       (2) Other savings deposits (excludes MMDAs) ..............................................   0352         0   M.2.a.(2)
    b. Total time deposits of less than $100,000 ................................................   6648         0   M.2.b.
    c. Tinme certificates of deposit of $100,000 or more ........................................   6645         0   M.2.c.
    d. Open-account time deposits of $100,000 or more ...........................................   6646         0   M.2.d.
 3. All NOW accounts (included in column A above) ...............................................   2398         0   M.3.
 4. Not applicable


Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RC-8
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RC-E -- CONTINUED

Memoranda  (Continued)                                                                               ---------------
                                                                       Dollar Amounts in Thousands   RCON  Mil  Thou
--------------------------------------------------------------------------------------------------------------------
 5. Maturity and repricing data for time deposits of less than $100,000 (sum of Memorandum items 5.a.(1) through 5.b.(3) must equal Memorandum item 2.b above):(1)
    a. Fixed rate time deposits of less than $100,000 with a remaining maturity of:
       (1) Three months or less ..................................................................  A225        0   M.5.a.(1)
       (2) Over three months through 12 months ...................................................  A226        0   M.5.a.(2)
       (3) Over one year .........................................................................  A227        0   M.5.a.(3)
    b. Floating rate time deposits of less than $100,000 with a repricing frequency of:
       (1) Quarterly or more frequently ..........................................................  A228        0   M.5.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly .......................  A229        0   M.5.b.(2)
       (3) Less frequently than annually .........................................................  A230        0   M.5.b.(3)
    c. Floating rate time deposits of less than $100,000 with a remaining maturity of one year
       or less (included in Memorandum items 5.b.(1) through 5.b.(3) above) ......................  A231        0   M.5.c.
 6. Maturity and repricing data for time deposits of $100,000 or more (i.e., time certificates of deposit of $100,000 or more and open-account time deposits of $100,000 or more)
    (sum of Memorandum items 6.a.(1) through 6.b.(4) must equal the sum of Memorandum items 2.c and 2.d above):(1)
    a. Fixed rate time deposits of $100,000 or more with a remaining maturity of:
       (1) Three months or less ..................................................................  A232         0  M.6.a.(1)
       (2) Over three months through 12 months ...................................................  A233         0  M.6.a.(2)
       (3) Over one year through five years ......................................................  A234         0  M.6.a.(3)
       (4) Over five years .......................................................................  A235         0  M.6.a.(4)
    b. Floating rate time deposits of $100,000 or more with a repricing frequency of:
       (1) Quarterly or more frequently ..........................................................  A236         0  M.6.b.(1)
       (2) Annually or more frequently, but less frequently than quarterly .......................  A237         0  M.6.b.(2)
       (3) Every five years or more frequently, but less frequently than annually ................  A238         0  M.6.b.(3)
       (4) Less frequently than every five years .................................................  A239         0  M.6.b.(4)
    c. Floating rate time deposits of $100,000 or more with a remaining maturity of one year
       or less (included in Memorandum items 6.b.(1) through 6.b.(4) above) ......................  A240         0  M.6.c.

--------------------
(1) Memorandum items 5 and 6 are not applicable to savings banks that must complete supplemental Schedule RC-J.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RC-9
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RC-F -- OTHER ASSETS

                                                                                                                  --------
                                                                                                                    C130
                                                                                                           ---------------
                                                                            Dollar Amounts in Thousands    RCON   Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.  Income earned, not collected on loans(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2164          0  1.
2.  Net deferred tax assets(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2148          0  2.
3.  Excess residential mortgage servicing fees receivable  . . . . . . . . . . . . . . . . . . . . . . .   5371          0  3.
4.  Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item) . . . . . . .   2168      1,489  4.
                                                                                      ------------------
    a.  TEXT 3549   ACCOUNTS RECEIVABLE                                               RCON 3549    1,414                    4.a.
        ----------------------------------------------------------------------------
    b.  TEXT 3550                                                                     RCON 3550                             4.b.
        ----------------------------------------------------------------------------
    c.  TEXT 3551                                                                     RCON 3551                             4.c.
        ------------------------------------------------------------------------------------------------
5.  Total (sum of items 1 through 4) (must equal Schedule RC, item 11) . . . . . . . . . . . . . . . . .   2160      1,489  5.
                                                                                                           ---------------

                                                                                                           ---------------
Memorandum                                                                   Dollar Amounts in Thousands   RCON   Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.  Deferred tax assets disallowed for regulatory capital purposes . . . . . . . . . . . . . . . . . . .   5610          0  M.1.
                                                                                                           ---------------


                                                                                                                  --------
                                                                                                                    C135
                                                                                                           ---------------
SCHEDULE RC-G-OTHER LIABILITIES                                             Dollar Amounts in Thousands    RCON   Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.  a.  Interest accrued and unpaid on deposits(3)  . . . . . . . . . . . . . . . . . . . . . . . . . .    3645          0  1.a.
    b.  Other expenses accrued and unpaid (includes accrued income taxes payable) . . . . . . . . . . .    3646      1,647  1.b.
2.  Net deferred tax liabilities(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3049          0  2.
3.  Minority interest in consolidated subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . .    3000          0  3.
4.  Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item) . . . . . . .   2938      1,114  4.
                                                                                      ------------------
    a.  TEXT 3552   CORPORATE TRUST LIABILITY                                         RCON 3552    1,046                    4.a.
        ----------------------------------------------------------------------------
    b.  TEXT 3553                                                                     RCON 3553                             4.b.
        ----------------------------------------------------------------------------
    c.  TEXT 3554                                                                     RCON 3554                             4.c.
        ------------------------------------------------------------------------------------------------
5.  Total (sum of items 1 through 4) (must equal Schedule RC, item 20) . . . . . . . . . . . . . . . . .   2930      2,761  5.

----------
(1) Report income earned, not collected on securities (and on other assets) in item 4 of Schedule RC-F.

(2) See discussion of deferred income taxes in Glossary entry on "income taxes."

(3)  For savings banks, include "dividends" accrued and unpaid on deposits.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RC-10
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RC-K -- QUARTERLY AVERAGES(1)

                                                                                                                  --------
                                                                                                                    C155
                                                                                                           ---------------
                                                                            Dollar Amounts in Thousands    RCON   Mil Thou
--------------------------------------------------------------------------------------------------------------------------
ASSETS
 1.  Interest-bearing balances due from depository institutions . . . . . . . . . . . . . . . . . . . .    3381          0   1.
 2.  a.  U.S. Treasury securities, U.S. Government agency and corporation obligations, and other debt securities(4) (excluding securities issued by states and political subdivisions in
           the U.S.)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3649          0   2.a.
     b.  Equity securities(5) (includes investments in mutual funds and Federal Reserve stock)  . . . .    3648         38   2.b.
 3.  Securities issued by states and political subdivisions in the U.S.(4)  . . . . . . . . . . . . . .    3383          0   3.
 4.  Federal funds sold and securities purchased under agreements to resell . . . . . . . . . . . . . .    3365          0   4.
 5.  Loans(2),(3):
     a.  Total loans, net of unearned income (to be completed only by those banks with less than
         $25 million in total assets) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3360          0   5.a.
     THE FOLLOWING FOUR ITEMS ARE TO BE COMPLETED ONLY BY THOSE BANKS WITH $25 MILLION OR MORE IN
     TOTAL ASSETS.
     b.  Real estate loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3286        N/A   5.b.
     c.  Installment loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3287        N/A   5.c.
     d.  Credit cards and related plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3288        N/A   5.d.
     e.  Commercial (time and demand) and all other loans . . . . . . . . . . . . . . . . . . . . . . .    3289        N/A   5.e.
 6.  Lease financing receivables (net of unearned income) . . . . . . . . . . . . . . . . . . . . . . .    3484          0   6.
 7.  Total assets(6)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3368      6,300   7.
LIABILITIES
 8.  Interest-bearing transaction accounts (NOW accounts, ATS accounts, and telephone and
       preauthorized transfer accounts) (exclude demand deposits) . . . . . . . . . . . . . . . . . . .    3485          0   8.
 9.  Nontransaction accounts:
     a.  Money market deposit accounts (MMDAs)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3486          0   9.a.
     b.  Other savings deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3487          0   9.b.
     c.  Time certificates of deposit of $100,000 or more . . . . . . . . . . . . . . . . . . . . . . .    3345          0   9.c.
     d.  All other time deposits (include all time deposits of less than $100,000 and open-account
         time deposits of $100,000 or more) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3469          0   9.d.
10.  Federal funds purchased and securities sold under agreements to repurchase . . . . . . . . . . . .    3353          0  10.
                                                                                                           ---------------

Memorandum

                                                                                                           ---------------
                                                                            Dollar Amounts in Thousands    RCON   Mil Thou
--------------------------------------------------------------------------------------------------------------------------
1.  To be completed by banks with $25 million or more in total assets and with loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans.(3)
    Agricultural loans included in items 5.b through 5.e above  . . . . . . . . . . . . . . . . . . . .    3379        N/A   M.1.
                                                                                                           ---------------

----------
(1) For all items, banks have the option of reporting either (1) an average of daily figures for the quarter or (2) an average of weekly figures (i.e., the Wednesday of each week of the quarter). In addition, averages of four month-end figures (the last day of the preceding quarter and of each month of the currently-reported quarter) are allowed for items 2, 3, 5.a through 5.e, 6, 7, and Memorandum item 1.

(2)  See instructions for loan classifications used in this schedule.

(3) The $25 million asset size test and the five percent of total loans test are generally based on the total assets and total loans reported on the JUNE 30, 1995 Report of Condition.

(4) Quarterly averages for all debt securities should be based on amortized cost.

(5) Quarterly averages for all equity securities should be based on historical cost.

(6) The quarterly average for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RC-11
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RC-L--OFF-BALANCE SHEET ITEMS

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indications and not necessarily as measures of risk.


                                                                                               C160       <-
                                                                                     -----------------
                                                      Dollar Amounts in Thousands    RCON     Mil Thou
------------------------------------------------------------------------------------------------------
1.  Unused commitments:
    a.  Revolving, open-end lines secured by 1-4 family
        residential properties, e.g., home equity lines .........................    3814          0       1.a.
    b.  Credit card lines .......................................................    3815          0       1.b.
    c.  Commercial real estate, construction, and land
        development:
        (1) Commitments to fund loans secured by real estate ....................    3816          0       1.c.(1)
        (2) Commitments to fund loans not secured by real estate ................    6550          0       1.c.(2)
    d.  Securities underwriting .................................................    3817          0       1.d.
    e.  Other unused commitments ................................................    3818          0       1.e.
2.  Financial standby letters of credit(1) ......................................    3819          0       2.
    a.  Amount of financial standby letters of credit
        conveyed to others ....................................  RCON 3820      0                          2.a.
3.  Performance standby letters of credit(1) ....................................    3821          0       3.
    a.  Amount of performance standby letters of credit
        conveyed to others ....................................  RCON 3822      0                          3.a.
4.  Commercial and similar letters of credit(1) .................................    3411          0       4.
5.  Not applicable
6.  Participations in acceptance (as described in the
    instructions) acquired by the reporting
    (nonaccepting) bank .........................................................    3429          0       6.
7.  Securities borrowed .........................................................    3432          0       7.
8.  Securities lent (including customers' securities
    lent where the customer is indemnified against
    loss by the reporting bank) .................................................    3433          0       8.
9.  Loans transferred (i.e., sold or swapped) with
    recourse that have been treated as sold for
    Call Report purposes:
    a.  FNMA and FHLMC residential mortgage loan pools:
        (1) Outstanding principal balance of mortgages
            transferred as of the report date ...................................    3650          0       9.a.(1)
        (2) Amount of recourse exposure on these
            mortgages as of the report date .....................................    3651          0       9.a.(2)
    b.  Private (nongovernment-issed or -guaranteed)
        residential mortgage loan pools:
        (1) Outstanding principal balance of mortgages
            transferred as of the report date ...................................    3652          0       9.b.(1)
        (2) Amount of recourse exposure on these
            mortgages as of the report date .....................................    3653          0       9.b.(2)
    c.  Farmer Mac agricultural mortgage loan pools:
        (1) Outstanding principal balance of mortgages
            transferred as of the report date ...................................    3654          0       9.c.(1)
        (2) Amount of recourse exposure on these mortgages
            as of the report date ...............................................    3655          0       9.c.(2)
    d.  SMALL BUSINESS OBLIGATIONS TRANSFERRED WITH RECOURSE
        UNDER SECTION 208 OF THE REIGLE COMMUNITY DEVELOPMENT
        AND REGULATORY IMPROVEMENT ACT OF 1944:
        (1) OUTSTANDING PRINCIPAL BALANCE OF SMALL BUSINESS
            OBLIGATIONS TRANSFERRED AS OF THE REPORT DATE .......................    A249          0       9.d.(1)
        (2) AMOUNT OF RETAINED RECOURSE ON THESE OBLIGATIONS
            AS OF THE REPORT DATE ...............................................    A250          0       9.d.(2)
10. When-issued securities:
    a.  Gross commitments to purchase ...........................................    3434          0      10.a.
    b.  Gross commitments to sell ...............................................    3435          0      10.b.
11. Spot foreign exchange contracts .............................................    8765          0      11.
12. All other off-balance sheet liabilities (exclude
    off-balance sheet derivations) (itemize and
    describe each component of this item over 25% of
    Schedule RC, item 28.a, "Total equity capital") .............................    3430          0      12.
    a. TEXT 3555                                                 RCON 3555                                12.a.
    b. TEXT 3556                                                 RCON 3556                                12.b.
    c. TEXT 3557                                                 RCON 3557                                12.c.
    d. TEXT 3558                                                 RCON 3558                                12.d.
                                                                                                          12.d.

---------------
(1) Do not report letters of credit as "contra" items in "Other assets" (Schedule RC-F) and "Other liabilities" (Schedule RC-G).

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100
City, State, Zip      LOS ANGELES, CA 90017
FDIC Certificate No.: 2 6 4 7 4


                             Call Date: 9/30/96      ST-BK: 06-0302  FFIEC 034
                                                                     Page RC-12

SCHEDULE RC-L -- CONTINUED



                                                                    Dollar Amounts in Thousands    RCON    Mil Thou
-----------------------------------------------------------------------------------------------------------------------
13. All other off-balance sheet assets (exclude off-balance sheet derivatives)
    (itemize and describe each component of this item over 25% of Schedule RC,
     item 28.a, "Total equity capital") ......................................                     5591             0      13.

     a.  TEXT 5592                                                              RCON 5592                                  13.a.
     b.  TEXT 5593                                                              RCON 5593                                  13.b.
     c.  TEXT 5594                                                              RCON 5594                                  13.c.
     d.  TEXT 5595                                                              RCON 5595                                  13.d.

                                                                                                                  C161     -

                                            --------------------------------------------------------------------------
                                              (Column A)          (Column B)         (Column C)          (Column D)
                                               Interest            Foreign             Equity             Commodity
           Dollar Amounts in Thousands          Rate              Exchange          Derivative           and Other
--------------------------------------        Contracts          Contracts           Contracts           Contracts
     Off-balance Sheet Derivatives          ---------------    ---------------     ---------------     ---------------
           Position Indicators              RCON   Mil Thou    RCON   Mil Thou     RCON   Mil Thou     RCON   Mil Thou     00000
--------------------------------------      ---------------    ---------------     ---------------     ---------------
14.  Gross amounts (e.g., notional amounts)
     (for each column, sum of items 14.a
      through 14.e must equal sum of
      items 15, 16.a, and 16.b):

     a.  Futures contracts ................ 8693        0      8694        0       8695         0      8696       0        14.a.
     b.  Forward contracts ................ 8697        0      8698        0       8699         0      8700       0        14.b.
     c.  Exchange-traded option contracts:
         (1) Written options .............. 8701        0      8702        0       8703         0      8704       0        14.c.(1)
         (2) Purchased options ............ 8705        0      8706        0       8707         0      8708       0        14.c.(2)
     d.  Over-the-counter option contracts:
         (1) Written options .............. 8709        0      8710        0       8711         0      8712       0        14.d.(1)
         (2) Purchased options ............ 8713        0      8714        0       8715         0      8716       0        14.d.(2)
     e.  Swaps ............................ 3450        0      3826        0       8719         0      8720       0        14.e.

15.  Total gross notional amount of
     derivative contracts held for
     trading .............................. A126        0      A127        0       8723         0      8724       0        15.

16.  Total gross notional amount of
     derivative contracts held for purposes
     other than trading:

     a.  Contracts marked to market ....... 8725        0      8726        0       8727         0      8728       0        16.a.
     b.  Contracts not marked to market ... 8729        0      8730        0       8731         9      8732       9        16.b.



Memoranda

                                                                  Dollar Amounts in Thousands       RCON    Mil Thou
--------------------------------------------------------------------------------------------------------------------
1.-2.    Not applicable
3.       Unused commitments with an original maturity exceeding one year that are reported in Schedule RC-L, items 1.a through 1.e, above
         (report only the unused portions of commitments that are fee paid
         or otherwise legally binding) .......................................                      3833           0      M.3.

Legal Title of Bank:    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.    Call Date:    9/30/96  ST-BK:  06-0302  FFIEC 034
Address:                725 SOUTH FIGUEROA STREET, SUITE 3100                                                             Page RC-13
City, State   Zip:      LOS ANGELES, CA 90017
FDIC Certificate No:     2 6 4 7 4
                        -----------

SCHEDULE RC-M--MEMORANDA

                                                                                                               -------
                                                                                                                C165      (-
                                                                                                      ---------------
                                                                        Dollar Amounts in Thousands    RCON  Mil Thou
---------------------------------------------------------------------------------------------------    --------------
1. Extensions of credit by the reporting bank to its executive officers, directors, principal          //////////////
   shareholders, and their related interests as of the report date:                                    //////////////
   a. Aggregate amount of all extensions of credit to all executive officers, directors,               //////////////
      principal shareholders, and their related interests . . . . . . . . . . . . . . . . . . . .      6164         0    1.a.
   b. Number of executive officers, directors, and principal shareholders to whom the                  //////////////
      amount of all extensions of credit by the reporting bank (including extensions of                //////////////
      credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent   Number      //////////////
                                                                                 ----------------      //////////////
      of total capital as defined for this purpose in agency regulations  . . .   RCON 6165    0       //////////////
                                                                                 ----------------      //////////////
2. Not applicable                                                                                      //////////////
3. a. Noninterest-bearing balances due from commercial banks in the U.S. (included in the Schedule RC, //////////////
      item 1.a) (exclude balances due from Federal Reserve Banks and cash items in process of          //////////////
      collection)                                                                                      0050     3,338    3.a.
   b. Currency and coin (included in Schedule RC, item 1.a) . . . . . . . . . . . . . . . . . . .      0080         0    3.b.
4. Outstanding principal balance of 1-4 family residential mortgage loans serviced for others          //////////////
   (include both retained servicing and purchased servicing):                                          //////////////
   a. Mortgages serviced under a GNMA contract  . . . . . . . . . . . . . . . . . . . . . . . . .      5500         0    4.a.
   b. Mortgages serviced undera FHLMC contract  . . . . . . . . . . . . . . . . . . . . . . . . .      //////////////
      (1) Serviced with recourse to servicer  . . . . . . . . . . . . . . . . . . . . . . . . . .      5501         0    4.b.(1)
      (2) Serviced without recourse to servicer . . . . . . . . . . . . . . . . . . . . . . . . .      5502         0    4.b.(2)
   c. Mortgages serviced under a FNMA contract:                                                        //////////////
      (1) Serviced under a regular option contract  . . . . . . . . . . . . . . . . . . . . . . .      5503         0    4.c.(1)
      (2) Serviced under a special option contract  . . . . . . . . . . . . . . . . . . . . . . .      5504         0    4.c.(2)
   d. Mortgages serviced under other servicing contracts  . . . . . . . . . . . . . . . . . . . .      5505         0    4.d.
5. Not applicable                                                                                      //////////////
6. Intangible assets:                                                                                  //////////////
   a. Mortgage servicing rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3164         0    6.a.
   b. Other identifiable intangible assets:                                                            //////////////
      (1) Purchased credit card relationships . . . . . . . . . . . . . . . . . . . . . . . . . .      5506         0    6.b.(1)
      (2) All other identifiable intangible assets  . . . . . . . . . . . . . . . . . . . . . . .      5507         0    6.b.(2)
   c. Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3163         0    6.c.
   d. Total (sum of items 6.a through 6.c) (must equal Schedule RC, item 10)  . . . . . . . . . .      2143         0    6.d.
   e. Amount of intangible assets (included in item 6.b.(2) above) that have been grandfathered or     //////////////
      are otherwise qualifying for regulatory capital purposes  . . . . . . . . . . . . . . . . .      6442         0    6.e.
7. Mandatory convertible debt,net of common or perpetual preferred stock dedicated to                  //////////////
   redeem the debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3295         0    7.
8. a. Other real estate owned:                                                                         //////////////
      (1) Direct and indirect investments in real estate ventures . . . . . . . . . . . . . . . .      5372         0    8.a.(1)
      (2) All other real estate owned:                                                                 //////////////
          (a) Construction and land development . . . . . . . . . . . . . . . . . . . . . . . . .      5508         0    8.a.(2)(a)
          (b) Farmland  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5509         0    8.a.(2)(b)
          (c) 1-4 family residential properties . . . . . . . . . . . . . . . . . . . . . . . . .      5510         0    8.a.(2)(c)
          (d) Multifamily (5 or more) residential properties  . . . . . . . . . . . . . . . . . .      5511         0    8.a.(2)(d)
          (e) Nonfarm nonresidential properties . . . . . . . . . . . . . . . . . . . . . . . . .      5512         0    8.a.(2)(e)
      (3) Total (sum of items 8.a.(1) and 8.a.(2) (must equal Schedule RC, item 7)  . . . . . . .      2150         0    8.a.(3)
   b. Investments in unconsolidated subsidiaries and associated companies:                             //////////////
      (1) Direct and indirect investments in real estate ventures . . . . . . . . . . . . . . . .      5374         0    8.b.(1)
      (2) All other investments in unconsolidated subsidiaries and associated companies . . . . .      5375         0    8.b.(2)
      (3) Total (sum of items 8.b.(1) and 8.b.(2)) (must equal Schedule RC, item 8) . . . . . . .      2130         0    8.b.(3)
   c. TOTAL ASSETS of unconsolidated subsidiaries and associated companies  . . . . . . . . . . .      5376         0    8.c.
                                                                                                      ----------------

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RC-14
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RC-M--CONTINUED

                                 Dollar Amounts in Thousands    RCON     Mil Thou
------------------------------------------------------------    ----     --------
 9.  Noncumulative perpetual preferred stock and related
     surplus included in Schedule RC, item 23, "Perpetual
     preferred stock and related surplus"                        3778         0        9.
10.  Mutual fund and annuity sales during the quarter (include proprietary, private label, and third party products):

    a.  Money market funds                                      6441         0       10.a.
    b.  Equity securities funds                                 8427         0       10.b.
    c.  Debt securities funds                                   8428         0       10.c.
    d.  Other mutual funds                                      8429         0       10.d.
    e.  Annuities                                               8430         0       10.e.
    f.  Sales of proprietary mutual funds and annuities
        (included in items 10.a through 10.e above)             8784         0       10.f.




Memorandum                                        Dollar Amounts in Thousands       RCON    MIL      THOU
-------------------------------------------------------------------------------     ----    ---      ----
1.  Interbank holdings of capital instruments (TO BE COMPLETED FOR THE DECEMBER
    REPORT ONLY:
    a.  Reciprocal holdings of banking organizations' capital instruments           3836     N/A     M.1.a.
    b.  Nonreciprocal holdings of banking organizations' capital instruments        3837     N/A     M.1.b.


Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.      Call Date:  9/30/96   ST-BK:  06-0302  FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                               Page RC-15
City, State  Zip:     LOS ANGELES, CA  90017
FDIC Certificate No.: 2 6 4 7 4
                      ---------

SCHEDULE RC-N--PAST DUE AND NONACCRUAL LOANS(1), LEASES, AND OTHER ASSETS

The FFIEC regards the information reported in all of                                                            --------
Memorandum item 1, in items 1 through 7, column A,                                                                C170    <-
and in Memorandum items 2 through 4, column A,                          ------------------------------------------------
as confidential.                                                          (Column A)       (Column B)        (Column C)
                                                                           Past due        Past due 90       Non-accrual
                                                                        30 through 89     days or more
                                                                        days and still      and still
                                                                           accruing         accruing
                                                                        ------------------------------------------------
                                          Dollar Amounts in Thousands   RCON  Mil Thou   RCON  Mil Thou   RCON  Mil Thou
------------------------------------------------------------------------------------------------------------------------
1.  Real estate loans.................................................  1210         0   1211         0   1212         0  1.
2.  Installment loans.................................................  1214         0   1215         0   1216         0  2.
3.  Credit cards and related plans....................................  1218         0   1219         0   1220         0  3.
4.  Commercial (time and demand) and all other loans..................  1222         0   1223         0   1224         0  4.
5.  Lease financing receivables.......................................  1226         0   1227         0   1228         0  5.
6.  Debt securities and other assets (exclude other real estate         //////////////   //////////////   //////////////
    owned and other repossessed assets)...............................  3505         0   3506         0   3507         0  6.
                                                                        ------------------------------------------------

===================================================================================================================================

Amounts reported in items 1 through 5 above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases.  Report in item 7 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 5.

                                                                        ------------------------------------------------
                                                                        RCON  Mil Thou   RCON  Mil Thou   RCON  Mil Thou
7.  Loans and leases reported in items 1 through 5 above which          ------------------------------------------------
    are wholly or partially guaranteed by the U.S. government.........  5612         0   5613         0   5614         0  7.
    a.  Guaranteed portion of loans and leases included in item 7       //////////////   //////////////  //////////////
        above.........................................................  5615         0   5616         0   5617         0  7.a.
                                                                        ------------------------------------------------
                                                                                                                --------
                                                                                                                  C173    <-
                                                                        ------------------------------------------------
Memoranda                                 Dollar Amounts in Thousands   RCON  Mil Thou   RCON  Mil Thou   RCON  Mil Thou
------------------------------------------------------------------------------------------------------------------------
1.  Restructured loans and leases included in Schedule RC-N,            //////////////   //////////////   //////////////
    items 1 through 5, above (and not reported in Schedule RC-C,        //////////////   //////////////   //////////////
    Part I, Memorandum item 1)........................................  1658         0   1659         0   1661         0  M.1.
2.  To be completed by banks with loans to finance agricultural         //////////////   //////////////   //////////////
    production and other loans to farmers (Schedule RC-C, part I,       //////////////   //////////////   //////////////
    item 3) exceeding five percent of total loans:                      //////////////   //////////////   //////////////
    Agricultural loans included in Schedule RC-N, items 1               //////////////   //////////////   //////////////
    through 4, above..................................................  1230       N/A   1231       N/A   1232       N/A  M.2.
3.  Loans to finance commercial real estate, construction, and          //////////////   //////////////   //////////////
    land development activities (NOT SECURED BY REAL ESTATE)            //////////////   //////////////   //////////////
    included in Schedule RC-N, items 2 through 4, above...............  5421         0   5422         0   5423         0  M.3.
4.  Real estate loans (sum of Memorandum items 4.a through 4.e          //////////////   //////////////   //////////////
    must equal Schedule RC-N, item 1, above):                           //////////////   //////////////   //////////////
    a.  Construction and land development.............................  5424         0   5425         0   5426         0  M.4.a.
    b.  Secured by farmland...........................................  5427         0   5428         0   5429         0  M.4.b.
    c.  Secured by 1-4 family residential properties:                   //////////////   //////////////   //////////////
        (1)  Revolving, open-end loans secured by 1-4 family            //////////////   //////////////   //////////////
             residential properties and extended under lines of credit  5430         0   5431         0   5432         0  M.4.c.(1)
        (2)  All other loans secured by 1-4 family residential          //////////////   //////////////   //////////////
             properties...............................................  5433         0   5434         0   5435         0  M.4.c.(2)
    d.  Secured by multifamily (5 or more) residential properties.....  5436         0   5437         0   5438         0  M.4.d.
    e.  Secured by nonfarm nonresidential properties..................  5439         0   5440         0   5441         0  M.4.e.
                                                                        ------------------------------------------------

---------
(1)  See instructions for loan classifications used in this schedule.

Legal Title of Bank:    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.    Call Date:   9/30/96  ST-BK:  06-0302  FFIEC 034
Address:                725 SOUTH FIGUEROA STREET, SUITE 3100                                                             Page RC-16
City, State   Zip:      LOS ANGELES, CA 90017
FDIC Certificate No:    2 6 4 7 4
                        ---------


SCHEDULE RC-O--OTHER DATE FOR DEPOSIT INSURANCE ASSESSMENTS

                                                                                                                 -------
                                                                                                                   C175
                                                                                                         ---------------
                                                                        Dollar Amounts in Thousands       RCON  Mil Thou
---------------------------------------------------------------------------------------------------       --------------
 1. Unposted debits (see instructions):                                                                   //////////////
    a. Actual amount of all unposted debits  . . . . . . . . . . . . . . . . . . . . . . . . . . .        0030       N/A    1.a.
       OR                                                                                                 //////////////
    b. Separate amount of unposted debits:                                                                //////////////
       (1) Actual amount of unposted debits to demand deposits . . . . . . . . . . . . . . . . . .        0031         0    1.b.(1)
       (2) Actual amount of unposted debits to time and savings deposits(1)  . . . . . . . . . . .        0032         0    1.b.(2)
 2. Unposted credits (see instructions:                                                                   //////////////
    a. Actual amount of all unposted credits . . . . . . . . . . . . . . . . . . . . . . . . . . .        3510       N/A    2.a.
       OR                                                                                                 //////////////
    b. Separate amount of unposted credits:                                                               //////////////
       (1) Actual amount of unposted credits to demand deposits  . . . . . . . . . . . . . . . . .        3512         0    2.b.(1)
       (2) Actual amount of unposted credits to time and savings deposits(1) . . . . . . . . . . .        3514         0    2.b.(2)
 3. Uninvested trust funds (cash) held in bank's own trust department (not included in total deposits)    3520         0    3.
 4. Deposits of consolidated subsidiaries (not included in total deposits):                               //////////////
    a. Demand deposits of consolidated subsidiaries  . . . . . . . . . . . . . . . . . . . . . . .        2211         0    4.a.
    b. Time and savings deposits (1) of consolidated subsidiaries  . . . . . . . . . . . . . . . .        2351         0    4.b.
    c. Interest accrued and unpaid on deposits of consolidated subsidiaries  . . . . . . . . . . .        5514         0    4.c.
                                                                                                          --------------
 5. Not applicable

Item 6 is not applicable to state nonmember banks that have not been authorized by the
Federal Reserve to act as pass-through correspondents.

                                                                                                          --------------
 6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on              //////////////
    behalf of its respondent depository institutions that are also reflected as deposit liabilities       //////////////
    of the reporting bank:                                                                                //////////////
    a. Amount reflected in demand deposits (included in Schedule RC-E, item 4 or 5, column B)  . .        2314         0    6.a.
    b. Amount reflected in time and savings deposits (1) (included in Schedule RC-E, item 4 or 5,         //////////////
       column A or C, but not column B)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2315         0    6.b.
 7. Unamortized premiums and discounts on time and savings deposits:(1)                                   //////////////
    a. Unamortized premiums  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5516         0    7.a.
    b. Unamortized discounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5517         0    7.b.
                                                                                                          --------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          --------------
 8. TO BE COMPLETED BY BANKS WITH "OAKAR DEPOSITS."                                                       //////////////
    Total "Adjusted Attributable Deposits" of all institutions acquired under Section 5(d)(3) of the      //////////////
    Federal Deposit Insurance Act (from most recent FDIC Oakar Transaction Worksheet(s)) . . . . .        5518       N/A    8.
                                                                                                          --------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                          --------------
 9. Deposits in lifeline accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5596 /////////    9.
10. Benefit-responsive "Depository Institution Investment Contracts" (included in total deposits)         8432         0   10.
                                                                                                          --------------

--------------

(1) For FDIC insurance assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.

Legal Title of Bank:   STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.
Address:               725 SOUTH FIGUEROA STREET, SUITE 3100
City, State Zip:       LOS ANGELES, CA 90017
FDIC Certificate No.:  2 6 4 7 4

                                    Call Date: 9/30/96 ST-BK: 06-0302 FFIEC 034
                                                                      Page RC-17
SCHEDULE RC-O--CONTINUED




                         Dollar Amounts in Thousands                                    RCON     Mil Thou
----------------------------------------------------------------------                  ----     --------
11.  Adjustments to demand deposits reported in Schedule
     RC-E for certain reciprocal demand balances:
     a.  Amount by which demand deposits would be reduced if
         reciprocal demand balances between the reporting bank
         and savins associations were reported on a net basis
         rather than a gross basis in Schedule RC-E                                     8785         0       11.a.
     b.  Amount by which demand deposits would be increased if
         reciprocal demand balances between the reporting
         bank and U.S. branches and agencies of foreign banks
         were reported on a gross basis rather than a net basis
         in Schedule RC-E                                                               A181         0       11.b.
     c.  Amount by which demand deposits would be reduced if
         cash items in process of collection were included
         in the calculation of net reciprocal demand
         balances between the reporting bank and the domestic
         offices of U.S. banks and savings associations in
         Schedule RC-E                                                                  A182         0       11.c.




Memoranda (TO BE COMPLETED EACH QUARTER EXCEPT AS NOTED)


                         Dollar Amounts in Thousands                                    RCON     Mil Thou
------------------------------------------------------------------------------          ----     --------
1.  Total deposits of the bank (sum of Memorandum items 1.a.(1) and 1.b(1)
    must equal Schedule RC, item 13.a):
    a.  Deposit accounts of $100,000 or less:

        (1)  Amount of deposit accounts of $100,000 or less                             2702        0      M.1.a.(1)
        (2)  Number of deposit accounts of $100,000 or less                    Number
             (TO BE COMPLETED FOR THE JUNE REPORT ONLY)           RCON 3779    N/A                         M.1.a.(2)
    b.  Deposit accounts of more than $100,000:
        (1)  Amount of deposit accounts of more than $100,000                           2710        0      M.1.b.(1)
        (2)  Number of deposit accounts of more than $100,000                  Number
             (TO BE COMPLETED FOR THE JUNE REPORT ONLY)           RCON 2722    N/A                         M.1.b.(2)
2.  Estimated amount of uninsured deposits of the bank:
    a.  An estimate of your bank's uninsured deposits can be determined by multiplying the number of deposit accounts of more than $100,000 reported in Memorandum item 1.b.(2) above by $100,000 and subtracting the result from the amount of deposit accounts of more than $100,000 reported in
        Memorandum item 1.b(1) above

        Indicate in the appropriate box at the right whether your bank has a method         YES   NO
        or procedure for determining a better estimate of uninsured deposits than the       ----   --
        estimate described above                                                            6861    x      M.2.a.

    b.  If the box marked YES has been checked, report the estimate of uninsured            RCON  MIL THOU
        deposits determined by using your bank's method or procedure                        5597      N/A  M.2.b


------------------------------------------------------------------------------

Person to whom questions about the Reports of Condition and Income should be
directed:                                                               C177



DAVID PORTER, VICE PRESIDENT      (617)  654-4548
----------------------------      -------------------------------------------
Name and Title (TEXT 8901)        Area code/phone number/extension (TEXT 8902)

Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                         Page RC-18
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------
SCHEDULE RC-R -- REGULATORY CAPITAL

This schedule must be completed by all banks as follows:  Banks that reported total assets of $1 billion or more in Schedule RC, item 12, for June 30, 1995, must complete items 2 through 9 and Memoranda items 1 and 2.  BANKS WITH ASSETS OF LESS THAN $1 BILLION
MUST COMPLETE ITEMS 1 THROUGH 3 BELOW OR SCHEDULE RC-R IN ITS ENTIRETY, DEPENDING ON THEIR RESPONSE TO ITEM 1 BELOW.

1.  TEST FOR DETERMINING THE EXTENT TO WHICH SCHEDULE RC-R MUST BE COMPLETED.  TO BE COMPLETED ONLY
    BY BANKS WITH TOTAL ASSETS OF LESS THAN $1 BILLION.  Indicate in the appropriate box at the                    C180     <-
    right whether the bank has total capital greater than or equal to eight percent of                        YES       NO
    adjusted total assets.........................................................................  RCON 6056  X            1.
                                                                                                   ------------------------
      For purposes of this test, adjusted total assets equals total assets less cash, U.S. Treasuries, U.S. Government agency obligations, and 80 percent of U.S. Government-sponsored agency obligations plus the allowance for loan and lease losses and selected off-balance sheet items as reported on Schedule RC-L (see instructions).
      If the box marked YES has been checked, then the bank only has to complete items 2 and 3 below.  If the box marked NO has been checked, the bank must complete the remainder of this schedule.
      A NO response to item 1 does not necessarily mean that the bank's actual risk-based capital ratio is less than eight percent or that the bank is not in compliance with the risk-based capital guidelines.


NOTE:  ALL BANKS ARE REQUIRED TO COMPLETE ITEMS 2 AND 3 BELOW.                            (COLUMN A)         (COLUMN B)
       SEE OPTIONAL WORKSHEET FOR ITEMS 3.a THROUGH 3.f.                                  SUBORDINATED           OTHER
                                                                                          DEBT (1) AND         LIMITED-
                                                                                          INTERMEDIATE           LIFE
                                                            Dollar Amounts in Thousands  TERM PREFERRED        CAPITAL
---------------------------------------------------------------------------------------      STOCK           INSTRUMENTS
2.  Subordinated debt (1) and other limited-life capital instruments (original weighted  ---------------   ----------------
    average maturity of at least five years) with a remaining maturity of:               RCON  MIL  Thou   RCOM   MIL  Thou
                                                                                         ---------------   ----------------
    a. One year or less................................................................  3780        0     3786          0   2.a.
    b. Over one year through two years.................................................  3781        0     3787          0   2.b.
    c. Over two years through three years..............................................  3782        0     3788          0   2.c.
    d. Over three years through four years.............................................  3783        0     3789          0   2.d.
    e. Over four years through five years..............................................  3784        0     3790          0   2.e.
    f. Over five years.................................................................  3785        0     3791          0   2.f.
                                                                                         ----------------------------------

3.  AMOUNTS USED IN CALCULATING REGULATORY CAPITAL RATIOS (REPORT AMOUNTS DETERMINED
    BY THE BANK FOR ITS OWN INTERNAL REGULATORY CAPITAL ANALYSES CONSISTENT WITH
    APPLICABLE CAPITAL STANDARDS):                                                                         RCON   MIL  Thou
                                                                                                           ----------------
    a. TIER 1 CAPITAL...................................................................................   8274       2,718  3.a.
    b. TIER 2 CAPITAL...................................................................................   8275           0  3.b.
    c. TOTAL RISK-BASED CAPITAL.........................................................................   3792       2,718  3.c.
    d. EXCESS ALLOWANCE FOR LOAN AND LEASE LOSSES.......................................................   A222           0  3.d.
    e. RISK-WEIGHTED ASSETS (NET OF ALL DEDUCTIONS, INCLUDING EXCESS ALLOWANCE).........................   A223       2,680  3.e.
    f. "AVERAGE TOTAL ASSETS" (NET OF ALL ASSETS DEDUCTED FROM TIER 1 CAPITAL)(2).......................   A224       6,300  3.f.
                                                                                                           ----------------


ITEMS 4-9 AND MEMORANDA ITEMS 1 AND 2 ARE TO BE COMPLETED BY BANKS THAT ANSWERED           (COLUMN A)
      NO TO ITEM 1 ABOVE AND BY BANKS WITH TOTAL ASSETS OF $1 BILLION OR MORE                ASSETS        (COLUMN B) CREDIT
                                                                                            RECORDED       EQUIVALENT AMOUNT
                                                                                             ON THE          OF OFF-BALANCE
                                                            Dollar Amounts in Thousands   BALANCE SHEET     SHEET ITEMS(3)
---------------------------------------------------------------------------------------  ---------------   -----------------
4.  Assets and credit equivalent amounts of off-balance sheet items assigned to the      RCON  MIL  Thou   RCON  MIL   Thou
    Zero percent risk category:                                                          ---------------   -----------------

    a. Assets recorded on the balance sheet:
       (1)  Securities issued by, other claims on, and claims unconditionally guaranteed by, the U.S. Government and its agencies and other OECD
            central governments........................................................  3794        N/A                     4.a.(1)
       (2)  All other..................................................................  3795        N/A                     4.a.(2)
    b. Credit equivalent amount of off-balance sheet items.............................                    3796          N/A 2.b.
                                                                                         -----------------------------------
---------------
(1)  Exclude mandatory convertible debt reported in Schedule RC-M, item 7.
(2)  Do not deduct excess allowance for loan and lease losses.
(3)  Do not report in column B the risk-weighted amount of assets reported in column A.




Legal Title of Bank:  STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.   Call Date:  9/30/96  ST-BK: 06-0302 FFIEC 034
Address:              725 SOUTH FIGUEROA STREET, SUITE 3100                                                        Page RC-19
City, State  Zip:     LOS ANGELES, CA 90017
FDIC Certificate NO.: 2 6 4 7 4
                      ---------

SCHEDULE RC-R -- CONTINUED
                                                                           --------------------------------------
                                                                              (Column A)          (Column B)
                                                                                Assets              Credit
                                                                               Recorded           Equivalent
                                                                                on the             Amount of
                                                                                Balance           Off-Balance
                                                                                 Sheet           Sheet Items(1)
                                                                           --------------------------------------
                                              Dollar Amounts in Thousands   RCON   Mil   Thou    RCON  Mil  Thou
-----------------------------------------------------------------------------------------------------------------
 5. Assets and credit equivalent amounts of off-balance sheet items assigned to the 20 percent risk category:
    a. Assets recorded on the balance sheet:
       (1) Claims conditionally guaranteed by the U.S. Government and its
           agencies and other OECD central governments ....................  3798         N/A                        5.a.(1)
       (2) Claims collateralized by securities issued by the U.S.
           Government and its agencies and other OECD central governments;
           by securities issued by U.S. Government-sponsored agencies; and
           by cash on deposit .............................................  3799         N/A                        5.a.(2)
       (3) All other ......................................................  3800         N/A                        5.a.(3)
    b. Credit equivalent amount of off-balance sheet items ................                       3801      N/A      5.b.
 6. Assets and credit equivalent amounts of off-balance sheet items assigned to the 50 percent risk category:
    a. Assets recorded on the balance sheet ...............................  3802         N/A                        6.a.
    b. Credit equivalent amount of off-balance sheet items ................                       3803      N/A      6.b.
 7. Assets and credit equivalent amounts of off-balance sheet items assigned to the 100 percent risk category:
    a. Assets recorded on the balance sheet ...............................  3804         N/A                        7.a.
    b. Credit equivalent amount of off-balance sheet items ...............                        3805      N/A      7.b.
 8. On-balance sheet asset values excluded from the calculation of the
    risk-based capital ratio(2) ...........................................  3806         N/A                        8.
 9. Total assets recorded on the balance sheet (sum of items 4.a, 5.a, 6.a,
    7.a, and 8, column A) (must equal Schedule RC, item 12.c plus
    items 4.b and 4.c) ....................................................  3807         N/A                        9.
                                                                           ---------------------------------------

Memoranda                                                                                       ------------------
                                                              Dollar Amounts in Thousands          RCON  Mil  Thou
-------------------------------------------------------------------------------------------------------------------
 1. Current credit exposure across all off-balance sheet derivative contracts covered by the
    risk-based capital standards .............................................................    8764         N/A   M.1.


                                                          ---------------------------------------------------------
                                                                         With a remaining maturity of
                                                          ---------------------------------------------------------
                                                               (Column A)        (Column B)          (Column C)
                                                                 One year           Over                Over
                                                                 or less          one year           five years
                                                                                  through
                                                                                 five years
 2. Notional principal amounts of off-balance sheet       ---------------------------------------------------------
    derivative contracts:(3)                               RCON   MIL   THOU   RCON   MIL   THOU    RCON  Mil  Thou
                                                          ---------------------------------------------------------
    a. Interest rate contracts...........................  3809          N/A   8766         N/A    8767        N/A   M.2.a.
    b. Foreign exchange contracts .......................  3812          N/A   8769         N/A    8770        N/A   M.2.b.
    c. Gold contracts ...................................  8771          N/A   8772         N/A    8773        N/A   M.2.c.
    d. Other precious metals contracts ..................  8774          N/A   8775         N/A    8776        N/A   M.2.d.
    e. Other commodity contracts ........................  8777          N/A   8778         N/A    8779        N/A   M.2.e.
    f. Equity derivative contracts ......................  A000          N/A   A001         N/A    A002        N/A   M.2.f.
-----------
(1) Do not report in column B the risk-weighted amount of assets reported in column A.
(2) Include the difference between the fair value and the amortized cost of available-for-sale securities in item 8 and report the amortized cost of these securities in items 4 through 7 above.  Item 8 also includes on-balance sheet asset values (or portions thereof) of off-balance sheet interest rate, foreign exchange rate, and commodity contracts and those contracts (e.g., futures conracts) not subject to risk-based capital.  Exclude from item 8 margin accounts and accrued receivables not included in the calculation of credit equivalent amounts of off-balance sheet derivatives as well as any portion of the allownace for loan and lease losses in excess of the amount that may be included in
    Tier 2 capital.
(3) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

Legal Title of Bank:    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.    Call Date:   9/30/96  ST-BK:  06-0302  FFIEC 034
Address:                725 SOUTH FIGUEROA STREET, SUITE 3100                                                             Page RC-20
City, State   Zip:      LOS ANGELES, CA 90017
FDIC Certificate No:    2 6 4 7 4
                        -----------


                OPTIONAL NARRATIVE STATEMENT CONCERNING THE AMOUNTS
                  REPORTED IN THE REPORTS OF CONDITION AND INCOME
                    at close of business on SEPTEMBER 30, 1996

STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.         LOS ANGELOS                   ,  CALIFORNIA
------------------------------------------------------------    ------------------------------   -------------------------
Legal Title of Bank                                             City                             State

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in column A and in all of Memorandum item 1 of Schedule RC-N is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-N, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the "No comment" box below and should make no entries of any kind in the space provided for the narrative statement; i.e., DO NOT enter in this space such phrases as "No statement," "Not applicable," "N/A," "No comment," and "None."

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 characters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will appear as the bank's statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall be taken be the submitting bank to ensure the statement's accuracy. The statement must be signed, in the space provided below, by a senior officer of the bank who thereby attests to its accuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and Income, the existing narrative statement will be deleted from the files, and from disclosure; the bank, at its option, may replace it with a statement, under signature, appropriate to the amended data.

The optional narrative statements will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management of the bank (except for the truncation of statements exceeding the 750-character limit described above). THE STATEMENT WILL NOT BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THAT ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.
--------------------------------------------------------------------------------
No comment  [ X ]  (RCON 6979)                                    C171   C172
                                                                ---------------

BANK MANAGEMENT STATEMENT (please type or print clearly)
(TEXT 6980)



                     /s/  Kevin Wallace                      10/24/96
                 --------------------------------------    -------------------
                 Signature of Executive Officer of Bank    Date of Signature

Legal Title of Bank:    STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.         Call Date:      9/30/96  ST-BK:  06-0302
Address:                725 SOUTH FIGUEROA STREET, SUITE 3100
City, State   Zip:      LOS ANGELES, CA 90017
FDIC Certificate No:    2 6 4 7 4
                        -----------

                   THIS PAGE IS TO BE COMPLETED BY ALL BANKS
--------------------------------------------------------------------------------
NAME AND ADDRESS OF BANK              OMB No. For OCC:  1557-0081
                                      OMB No. For FDIC  3064-0052
                                OMB No. For Federal Reserve: 7100-0036
                                       Expiration Date:  3/31/99

    PLACE LABEL HERE                        SPECIAL REPORT
                                     (Dollar Amounts in Thousands)

                          ------------------------------------------------------
                          CLOSE OF BUSINESS  FDIC CERTIFICATE NUMBER
                          DATE                                        C-700   (-
                                9/30/96             2 6 4 7 4
--------------------------------------------------------------------------------
LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)
--------------------------------------------------------------------------------
The following information is required by Public Laws 90-44 and 102-242, but does not constitute a part of the Report of Condition. With each Report of Condition, these Laws require all banks to furnish a report of all loans or other extensions of credit to their executive officers made SINCE THE DATE OF THE PREVIOUS REPORT OF CONDITION. Data regarding individual loans or other extensions of credit are not required. If no such loans or other extensions of credit were made during the period, insert "none" against subitem (a).
(Exclude the first $15,000 of indebtedness of each executive officer under bank credit card plan.) SEE SECTIONS 215.2 AND 215.3 OF TITLE 12 OF THE CODE OF FEDERAL REGULATIONS (FEDERAL RESERVE BOARD REGULATION O) FOR THE DEFINITIONS OF "EXECUTIVE OFFICER" AND "EXTENSION OF CREDIT," RESPECTIVELY. EXCLUDE LOANS AND OTHER EXTENSIONS OF CREDIT TO DIRECTORS AND PRINCIPAL SHAREHOLDERS WHO ARE NOT EXECUTIVE OFFICERS.
--------------------------------------------------------------------------------

                                                                                                ----------------------
a. Number of loans made to executive officers since the previous Call Report Date . . . . . . . RCON 3561           0       a.
                                                                                                ----------------------
b. Total dollar amount of above loans (in thousands of dollars) . . . . . . . . . . . . . . . . RCON 3562           0       b.
                                                                                                ----------------------
c. Range of interest charged on above loans                           ------------------------------------------------
   (example: 9 3/4% = 9.75) . . . . . . . . . . . . . . . . . . . . . RCON 7701     0.00    % to   RCON 7702   0.00  %      c.
                                                                      ------------------------------------------------
______________________________________________________________________________________________________________________________










______________________________________________________________________________________________________________________________
SIGNATURE AND TITLE OF OFFICER AUTHORIZED TO SIGN REPORT                                DATE (Month, Day, Year)

/s/  KEVIN WALLACE, VICE PRESIDENT                                                              10/24/96
______________________________________________________________________________________________________________________________
NAME AND TITLE OF PERSON TO WHOM INQUIRIES MAY BE DIRECTED (TEXT 8903)                  AREA CODE/PHONE NUMBER/EXTENSION
                                                                                        (TEXT 8904)

DAVID PORTER, VICE PRESIDENT                                                                    (617) 654-4548
______________________________________________________________________________________________________________________________
FDIC 8040/53 (6-95)

                                                                 29